Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China

September 22, 2011

Julie Sherman U.S. Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549

Re:   Harbin Electric, Inc.
Response to Form 10-K for the year ended December 31, 2010
Filed on March 16, 2011
File No.: 001-33276
Response to Form 10-Q for the period ended June 30, 2011
Filed on August 9, 2011

Dear Ms. Sherman:

We are submitting this correspondence via EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on September 9, 2011 (the “Staff’s Letter”). The discussion below reflects our response to the Staff’s Letter on a point by point basis.

Form 10-K for the year ended December 31, 2010

1.
We note that the auditor’s opinion provided on page F-2 of the proposed draft amendment to the Form 10-K includes an explanatory paragraph indicating that its report dated March 15, 2011 on the company’s internal control over financial reporting as of December 31, 2010 expressed a qualified opinion. However, we note on page 13 of the same draft that your auditor expresses an adverse opinion stating that the company’s internal control over financial reporting was not effective at that date. As discussed in paragraph 90 of PCAOB’s Auditing Standard No. 5, when one or more material weaknesses have been identified the auditor must express an adverse opinion on the company’s internal control over financial reporting, unless there is a restriction on the scope of the engagement. Please ask your auditor to describe to us the qualification to which it is referring or revise the language on page F-2 to indicate that it expressed an adverse opinion that the company’s internal control over financial reporting was not effective at December 31, 2010.

Response to Comment 1:

We are submitting a revised version of the amended Form 10-K for the year ended December 31, 2010 with this response letter for Staff’s review as Annex A to this letter. We have incorporated the Staff’s comments 1 and 2 in this version. To avoid filing multiple amendments, we will wait for the Staff to complete its review before the Company makes its filing of Form 10-K/A on Edgar.

In this revised version of the Form 10-K/A, the Company’s auditor proposes to issue a new auditor report to replace the word “qualified” with the word “adverse” in its “REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM” to reflect the Staff’s comment (10K/A page F-2). Changes were also made in the Attestation Report of the Registered Accounting Firm (10K/A page 12) to make reference to the restatements.

2.
In the proposed draft to your amended Form 10-K, we note that you labeled the columns impacted by the corrections made to your financial statements in Notes 6, 7, and 9 as “revised” rather than “restated.” In addition, we do not see where you have labeled the captions and columns of your statement of cash flows impacted by the corrections as “restated.” In your amended Form 10-K, please label all captions and columns impacted by the corrections as “restated.”

Response to Comment 2:

In the revised version of the Form 10-K/A attached, we replaced the word “revised’ with “restated” in Notes 6, 7, and 9 and we labeled the captions and columns of our statement of cash flows impacted by the corrections as “restated.” Under Note 2, we also added a paragraph providing an explanation of the restatements for the cash flow statements and displayed the cash flow statements as previously reported and as restated for 2009 and 2010.

Form 10-Q for the period ended June 30, 2011

Note 18 – Commitments and Contingencies, page 30

Contingencies, page 30

3.
We note the discussion of the class action lawsuits against the company, certain of its officers and members of its Board of Directors. Please refer to ASC 450-20-50 and 55, and in your next periodic filing, please disclose management’s conclusion as to whether a loss is probable or reasonably probable, the amount of any amounts accrued, and either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. If true, you can also state that the estimate is immaterial in lieu of providing quantified amounts.

If you conclude that you cannot estimate the reasonably possible loss, additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposed of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response to Comment 3:

In our next periodic filing, the Company will provide the disclosure to address this comment per Staff’s Letter if applicable.

Item 6. Exhibits, page 54

4.	Please file as an exhibit the “Simo Land Use Agreement” mentioned in your disclosure.

Response to Comment 4:

On September 20, 2011, the Company filed an 8K to disclose the “Simo Land Use Agreement” signed on June 10, 2011 and also disclosed a replacement agreement signed on September 15, 2011, which superseded the agreement dated June 10, 2011.

Please feel free to contact our counsel Angela Dowd of Loeb & Loeb LLP at (212) 407-4097 with any questions or concerns in this regard.

Very truly yours, /s/ Tianfu Yang Name: Tianfu Yang Title: Chief Executive Officer and Chairman of the Board

Annex A
Form of 10-K/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No.1)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

COMMISSION FILE NO. 000-51006

HARBIN ELECTRIC, INC.
(Name of Business Issuer in Its Charter)

NEVADA	98-0403396
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, People’s Republic of China 150060
(Address of principal executive offices)

86-451-8611-6757
(Issuer’s telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Common Stock, Par Value $0.00001 Per Share	The NASDAQ Stock Market LLC
(Title of Class)	(Name of exchange on which registered)

Securities Registered Pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes   ☐      No    ☒

Check whether the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.    Yes   ☐      No    ☒

Check whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.    Yes    ☒      No    ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes   ☐     No   ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes   ☐      No    ☒

The aggregate market value of the voting stock held on June 30, 2010 by non-affiliates of the registrant was $312,783,670 based on the closing price of $16.65 per share as reported on The NASDAQ Stock Market LLC on June 30, 2010, the last business day of the registrant’s most recently completed second fiscal quarter (calculated by excluding all shares held by executive officers, directors and holders known to the registrant of five percent or more of the voting power of the registrant’s common stock, without conceding that such persons are “affiliates” of the registrant for purposes of the federal securities laws).

As of March 11, 2011, 31,250,820 shares of the registrant’s Common Stock, $0.00001 par value were outstanding.

Documents Incorporated by Reference: None.

EXPLANATORY NOTE

This amendment on Form 10-K/A (the “Amendment”) amends the Annual Report on Form 10-K for Harbin Electric, Inc. (the “Company”), as initially filed with the Securities and Exchange Commission (“SEC”) on March 16, 2011 (the “Original Report”). The Company is filing this Amendment for the purpose of amending and supplementing Part I, Item 1A, “Risk Factor”, Part II, Item 9A, “Controls and Procedures”, and Part IV, Item 15, “Exhibits and Financial Statement Schedules” Notes 6, 7, 9 and consolidated statements of cash flows of the Original Report. All other items presented in the Original Report are unchanged. This Amendment does not reflect events occurring after the date of the Original Report or modify or update any of the other disclosures contained therein in any way other than the amendments referred to above. Accordingly, this Amendment should be read in conjunction with the Original Report and the Company’s other filings with the SEC.

In addition, as required by Rule 12b-15 of the Securities Exchange Act of 1934, this Amendment contains new certifications by our Principal Executive Officer and our Principal Financial Officer, filed as exhibits hereto.

PART I

Item 1A. Risk Factors

An investment in our common stock is very risky. You should carefully consider the risk factors described below, together with all other information in this Form 10-K/A, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or operating results could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not currently foreseeable to us may also impair our business operations.

GENERAL RISKS RELATING TO OUR BUSINESS

Our rapid growth may strain our resources.

Our revenues increased by 91% for the year ended December 31, 2010 versus the year ended December 31, 2009, and 85% in 2009 over 2008. However, it is unlikely that we will maintain such growth in the long term and cannot assure any growth of our business for any period. Our rapid expansion will place significant strain on our management and our operational, accounting, and information systems. We expect that we will need to continue to improve our financial controls, operating procedures, and management information systems. We will also need to effectively hire, train, motivate, and manage our employees. Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating the profits we expect.

Our debt may constrict our operations, and cash flows and capital resources may be insufficient to make required payments on our indebtedness and future indebtedness.

As of December 31, 2010, we had a USD$35 million loan facility and an RMB100 million (approximately USD$15 million) loan facility under a Term Loan Facility Agreement with China Development Bank Corporation Hong Kong Branch as lender (“CDB”). Additionally, our PRC subsidiaries had a total of approximately $29.5 million short term loans outstanding as of December 31, 2010. These loans were obtained from local PRC banks and unrelated third parties.  These obligations could have important consequences to you. For example, they could:

•	reduce the availability of our cash flow to fund future working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our ability to obtain additional financing for working capital, capital expenditures, and other general corporate requirements;

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Require us to sell assets to reduce indebtedness or influence our decisions about whether to do so;

•	expose us to interest rate fluctuations because the interest rates for the two loan facilities are variable; and

•	place us at a competitive disadvantage compared to competitors that may have proportionately less debt.

In addition, our ability to make scheduled payments or refinance our obligations depends on our successful financial and operating performance, cash flows, and capital resources, which in turn depend upon prevailing economic conditions and certain financial, business, and other factors, many of which are beyond our control. If our cash flows and capital resources are insufficient to fund our debt obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional capital, restructure our debt, or declare bankruptcy. In the event that we are required to dispose of material assets or operations to meet our debt service and other obligations, the value realized on such assets or operations will depend on market conditions and the availability of buyers. Accordingly, we may be forced to sell at an unfavorable price. We may be unable to obtain financing or sell assets on satisfactory terms, or at all, which could cause us to default on our debt service obligations and be subject to foreclosure on such loans.

Additionally, we could incur additional indebtedness in the future and, if new debt is added to our current debt levels, the risks above could intensify.

Covenants in the CDB Agreement may restrict our ability to engage in or enter into a variety of transactions.

The Term Loan Facility Agreement (the “CDB Agreement”), dated as of November 22, 2010, between us and CDB   as lender, contains various covenants that may limit our discretion in operating our business. In particular, we are limited in our ability to, among other things, create liens on our assets, merge, consolidate, transfer substantially all of our assets, give guarantees or indemnities, engage in any transaction that results in Mr. Yang and certain of his affiliates being the beneficial owner of less than 30% of our outstanding common stock, and engage in certain transactions that result in a change in the majority of our Board of Directors from those in office on the date of the CDB Agreement. These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other corporate opportunities.

A covenant in the CDB Agreement may cause the facility be cancelled upon 30 days notice at the discretion of the Lender.

Pursuant to the CDB Agreement, if a Change of Control of our company occurs, at the discretion of CDB, the facilities may be cancelled and all outstanding amounts under such facilities may become immediately due and payable with no less than 30 days notice.  For purposes of the CDB Agreement, a Change of Control shall be deemed to occur if (i) our chairman and chief executive officer, Mr. Tianfu Yang, ceases to be the beneficial owner, directly or indirectly, of at least thirty percent of our outstanding capital stock (ii) we merge, consolidate, sell substantially all of our assets in a transaction other than with Mr. Tianfu Yang and certain of his affiliates, (iii) individuals who on the date of the CDB Agreement constitute our Board of Directors  (together with any  new directors  whose election  or appointment by such board or whose nomination for election by our shareholders is approved by a vote of not less than three-fourths of the directors then still in office who are either directors on the date of the CDB Agreement or whose election or nomination for election has been previously so approved) cease for any reason to constitute a majority of our Board of Directors then in office or (iv) our shareholders approve a plan of liquidation or dissolution.

A default in our Term Loan Facility Agreement may cause CDB to foreclose on the pledge of common stock made by Mr. Yang as security for our obligations under the Term Loan Agreement, which could result in a change of control of our company.

Our obligations under the CDB Agreement are secured by a pledge of shares of common stock of the Company owned by its Chairman and Chief Executive Officer, Tianfu Yang.  On November 22, 2010, Mr. Yang entered into a Security and Pledge Agreement (the “Pledge Agreement”) with CDB, pursuant to which, Mr. Yang agreed to pledge 7,000,000 shares of common stock to CDB to secure the loans.  Under the Pledge Agreement, Mr. Yang may also be obliged to pledge to CDB, under certain circumstances, additional shares of common stock owned by him and, to the extent such additional shares are not sufficient, cash.  In the event that we were to default on the CDB Agreement and CDB were to foreclose on the shares pledged by Mr. Yang and cause such shares to be sold in order to satisfy our obligations under the CDB Agreement, this could result in a change of control of our company.

Our success depends on our management team and other key personnel, the loss of any of whom could disrupt our business operations.

Our future success will depend in substantial part on the continued service of the members of our senior management. The loss of the services of one or more of our key personnel could impede implementation of our business plan and result in reduced profitability. We do not carry key person life insurance on any of our officers or employees. Our future success will also depend on the continued ability to attract, retain and motivate highly qualified technical sales and marketing customer support.

Because of the rapid growth of the economy in China, competition for qualified personnel is intense. We cannot assure you that we will be able to retain our key personnel or that we will be able to attract, assimilate or retain qualified personnel in the future.

We depend on the supply of raw materials and key component parts, and any adverse changes in such supply or the costs of raw materials may adversely affect our operations.

No vendor accounted for more than 10% of the raw material purchases for the year ended December 31, 2010. One and two major vendors provided approximately 16% and 39% of the Company’s purchases of raw materials for the years ended December 31, 2009 and 2008, respectively. Any material change in the spot and forward rates could have a material adverse effect on the cost of our raw materials and on our operations. In addition, if we need alternative sources for key component parts for any reason, these component parts may not be immediately available to us. If alternative suppliers are not immediately available, we will have to identify and qualify alternative suppliers, and production of these components may be delayed. We may not be able to find an adequate alternative supplier in a reasonable time period or on commercially acceptable terms, if at all. Shipments of affected products have been limited or delayed as a result of such problems in the past, and similar problems could occur in the future. An inability to obtain our key source supplies for the manufacture of our products might require us to delay shipments of products, harm customer relationships or force us to curtail or cease operations.

We may experience material disruptions to our manufacturing operation.

While we seek to operate our facilities in compliance with applicable rules and regulations and take measures to minimize the risks of disruption at our facilities, a material disruption at one of our manufacturing facilities could prevent us from meeting customer demand, reduce our sales and/or negatively impact our financial results. Any of our manufacturing facilities, or any of our machines within an otherwise operational facility, could cease operations unexpectedly due to a number of events, including:

•	unscheduled maintenance outages;
•	prolonged power failures;
•	an equipment failure;
•	disruptions in the transportation infrastructure including roads, bridges, railroad tracks;
•	fires, floods, earthquakes, or other catastrophes; and
•	other operational problems.

We may not be able to adequately protect and maintain our intellectual property, which could weaken our competitive position.

Our success will depend on our ability to continue to develop and market electric motor products. We have been granted 20 patents in China relating to linear motor and automobile specialty micro-motor applications. No assurance can be given that such patents will not be challenged, invalidated, infringed or circumvented, or that such intellectual property rights will provide a competitive advantage to us. The implementation and enforcement of PRC intellectual property laws historically have not been vigorous or consistent, primarily because of ambiguities in the PRC laws and a relative lack of developed enforcement mechanisms. Accordingly, intellectual property rights and confidentiality protections in the PRC are not as effective as in the United States and other countries. Policing the unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation will require significant expenditures of cash and management efforts and could harm our business, financial condition and results of operations. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, competitive position, business prospects and reputation. In addition, since we have chosen to secure patents only in China, we may not be in a position to protect our inventions and technology in other countries in which we sell our product, which could result in increased competition and lower pricing for our products.

We rely on the services of our SEC reporting manager to assist us in researching and resolving certain US GAAP accounting issues and preparing our consolidated financial statements.

We employ an SEC Reporting Manager who is a Certified Public Accountant in the United States to assist our internal accounting and finance personnel in resolving complex US GAAP accounting issues. From time to time we rely on her to conduct research on complex accounting issues relating to US GAAP and to provide advice to the Company as to how to comply with US GAAP. Although our SEC Reporting Manager is not involved in our day to day operations or the management of our accounting functions, she also assists us in our consolidation process and in preparing our consolidated financial statements and footnotes. If we were to lose the services of our SEC Reporting Manager, we would attempt to hire another similarly qualified person to replace her. The loss of the services of our SEC Reporting Manager, in the absence of a qualified replacement, could adversely impact our ability to accurately prepare our consolidated financial statements on a timely basis.

RISKS RELATING TO DOING BUSINESS IN THE PEOPLE’S REPUBLIC OF CHINA

China’s economic policies could adversely affect our business.

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

While China’s economy has experienced significant growth in the past 30 years, it has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations.

The economy of China has been changing from a planned economy to a more market-oriented economy. In recent years the Chinese government has implemented measures emphasizing market forces for economic reform, reduction of state ownership of productive assets, and establishment of corporate governance in business enterprises; however, a substantial portion of productive assets in China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may harm our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business, and the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We are considered foreign persons or foreign funded enterprises under PRC laws and, as a result, we are required to comply with PRC laws and regulations. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

Inflation in the PRC could negatively affect our profitability and growth.

The PRC economy has experienced rapid growth. Rapid economic growth could lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the cost of supplies, it may harm our profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credit, limits on loans for fixed assets and restrictions on state bank lending. Such policies can lead to a slowing of economic growth. Rises in interest rates by the central bank would likely slow economic activity in China which could, in turn, materially increase our costs and also reduce demand for our products.

PRC regulations relating to mergers, offshore companies, and Chinese stockholders, if applied to us, may limit our ability to operate our business as we see fit.

Regulations govern the process by which we may participate in an acquisition of assets or equity interests. Depending on the structure of the transaction, the new regulation will require Chinese parties to make a series of applications and supplemental applications to various government agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Government approvals will have expiration dates by which a transaction must be completed and reported to the government agencies. Compliance with the new regulations is likely to be more time consuming and expensive than in the past and the government can now exert more control over the combination of two businesses. Accordingly, due to the PRC regulations, our ability to engage in business combination transactions in China through our Chinese subsidiaries has become significantly more complicated, time consuming and expensive, and we may not be able to negotiate transactions that are acceptable to us or sufficiently protective of our interests in a transaction.

If preferential tax concessions granted by the PRC government change or expire, our financial results and results of operations would be materially and adversely affected.

Our results of operation may be adversely affected by changes to or expiration of preferential tax concessions that our Chinese subsidiaries currently enjoy. The statutory tax rate generally applicable to domestic Chinese companies was 33% before January 1, 2008. On January 1, 2008, the new Chinese Enterprise Income Tax (“EIT”) law replaced the existing laws for Domestic Enterprises (“DES”), such as Weihai Tech Full and Xi’an Tech Full Simo, and Foreign Invested Enterprises (“FIEs”), such as Harbin Tech Full, Shanghai Tech Full, and Advanced Automation Group Shanghai, Ltd. The new standard EIT rate of 25% is now applicable to both DES and FIEs. The PRC government provides reduced tax rates for productive foreign investment enterprises in the Economic and Technological Development Zones and for enterprises engaged in production or business operations in the Special Economic Zones.  These preferential tax rates are generally graduated, starting at 0% and increasing to the standard EIT rate of 25% over time.  Our operations under Harbin Tech Full were subject to a 10% preferential tax rate for the fiscal year ended December 31, 2009 and 2010. Our operations under Shanghai Tech Full were subject to 0% preferential tax rate from 2008 to 2009 and 11% in 2010. Our operations under Xi’an Tech Full Simo are subject to a 15% preferential tax rate. Weihai Tech Full has been subject to the standard 25% tax rate. As a result, the estimated tax savings for the year ended December 31, 2010, 2009, and 2008 amounted to approximately $9.9 million, $8.6 million, and $6.0 million, respectively. Tax laws in China are subject to interpretations by relevant tax authorities. Preferential tax rates may not remain in effect or may change, in which case we may be required to pay the higher income tax rate generally applicable to Chinese companies, or such other rate as is required by the laws of China.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Our revenues and costs are mostly denominated in RMB. Any significant fluctuation in value of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of our stock in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. In addition, the depreciation of significant U.S. dollar denominated assets could result in a charge to our income statement and a reduction in the value of these assets.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. We do not have any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

We must comply with the Foreign Corrupt Practices Act.

We are required to comply with the United States Foreign Corrupt Practices Act, which prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some of our competitors, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in mainland China. If our competitors engage in these practices, they may receive preferential treatment from personnel of some companies, giving our competitors an advantage in securing business or from government officials who might give them priority in obtaining new licenses, which would put us at a disadvantage. Although we inform our personnel that such practices are illegal, we cannot assure you that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

Our ability to operate in China may be harmed by changes in its laws and regulations, including those related to taxation, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations and interpretations. Government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

We are subject to environmental laws and regulations in the PRC.

We are subject to environmental laws and regulations in the PRC. Any failure by us to comply fully with such laws and regulations will result in us being subject to penalties and fines or being required to pay damages. Although we believe we are currently in compliance with the environmental regulations in all material respects, any change in the regulations may require us to acquire equipment or incur additional capital expenditure or costs in order to comply with such regulations. Our profits will be adversely affected if we are unable to pass on such additional costs to our customers.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

The PRC historically has been deficient in Western style management and financial reporting concepts and practices, as well as in modern banking, computer and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our common stock may be adversely affected.

We and our independent registered public accounting firm, in connection with management's assessment of and the audit of our internal control over financial reporting as of December 31, 2010, identified five material weaknesses in our internal control over financial reporting. The material weakness identified were attributable to Xi’an Simo, a former State-Owned-Enterprise ("SOE") the Company acquired in October 2009, which rendered our internal control over financial reporting ineffective on the consolidated level.  Despite significant improvements achieved in its internal control systems, due to its very short history of being part of a U.S. public company, large size, many subsidiaries located away from its headquarters, and limited time to integrate it with the Company, material weaknesses in its internal control over financial reporting were not completely eliminated at Xi’an Simo as of December 31, 2010. The material weaknesses identified by the management at Xi’an Simo are described below.

•
Control activities related to bank reconciliation – At Xi’an Simo, the bank reconciliation for various bank accounts were not prepared accurately which impacted the valuation and existence of the cash in bank as of December 31, 2010.

•
Control activities related to the reconciliation and classification of notes receivable – At Xi’an Simo, notes receivables endorsed as payment to third parties were not properly recorded, resulting in a discrepancy between the physical notes receivables on hand and the general ledger. Additionally, the improper classifications of transactions has impacted the completeness, and valuation of accounts payable / advance to suppliers and notes receivable balances at the year ended December 31, 2010 at Xi’an Simo.

•
Control activities related to the calculation of provision of income tax – At Xi’an Simo, due to ambiguities in the PRC tax rules, the temporary and permanent differences in tax amounts were not properly identified.

•	Control activities related to valuation of inventory allowance – At Xi’an Simo, slow moving inventories that had not been used over a year were not properly evaluated for inventory allowance.

•	Control activities related to inventory recording –– At Xi’an Simo, inventory movement between manufacturing facilities and sales entities were not timely and properly recorded on the general ledger.

•
Control activities related to advances on plant and equipment purchases recording –– At Shanghai Tech Full and Weihai Tech Full, some advances on plant and equipment purchases were classified and recorded under incorrect sub accounts on the general ledger.

A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We have taken measures and plan to continue to take measures to remedy these deficiencies. However, the implementation of these measures may not fully address the control deficiencies in our internal control over financial reporting. Our failure to address any control deficiency could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our common stock, may be materially and adversely affected.

It will be extremely difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in the PRC.

Because most of our executive officers and several of our directors, including our chairman of the Board of Directors, are Chinese citizens, it may be difficult, if not impossible, to acquire jurisdiction over these persons in the event a lawsuit is initiated against us and/or our officers and directors by a stockholder or group of stockholders in the United States. Also, because the majority of our assets are located in the PRC, it would also be extremely difficult to access those assets to satisfy an award entered against us in the U.S. court.

The legal system in China has inherent uncertainties that may limit the legal protections available in the event of any claims or disputes with third parties.

The legal system in China is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the central government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. As China’s foreign investment laws and regulations are relatively new and the legal system is still evolving, the interpretation of many laws, regulations and rules is not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the remedies available in the event of any claims or disputes with third parties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

RISKS ASSOCIATED WITH OUR COMMON STOCK

There can be no assurance that any definitive offer will be made with respect to the proposal made by Mr. Yang to acquire all of our outstanding common stock not held by Mr. Yang and his affiliates, that any agreement will be executed or that this or any other transaction will be approved or consummated. The absence of a proposal to acquire our common stock would likely have an effect on the market price of our common stock.

On October 10, 2010, our Board of Directors received a proposal from its Chairman and Chief Executive Officer, Mr. Tianfu Yang (“Mr. Yang”) and Baring Private Equity Asia Group Limited (“Baring”) for Mr. Yang and an investment fund advised by Baring (the "Baring Fund") to acquire all of the outstanding shares of Common Stock of Harbin not currently owned by Mr. Yang and his affiliates in a going private transaction for $24.00 per share in cash, subject to certain conditions. Mr. Yang owns 30.9% of our Common Stock. The proposal letter stated that Mr. Yang and Baring intended to form an acquisition vehicle for the purpose of completing the acquisition and that they intended to finance the acquisition with a combination of debt and equity capital. The proposal letter also stated that Goldman Sachs (Asia) LLC (“Goldman”) is acting as financial advisor to the acquisition vehicle to be formed by Mr. Yang and Baring and that Goldman had informed Mr. Yang and Baring that it is highly confident that the underwriting and arranging of commitments for the debt financing needed to complete the transaction can be done. The proposal letter further stated that the equity portion of the financing would be provided by Mr. Yang, the Baring Fund and related sources.

On October 10, 2010, our Board of Directors formed a special committee of independent directors (the “Special Committee”) to evaluate and consider this proposal and any other alternative proposals or other strategic alternatives that may be available to the Company. The public announcement of the receipt of this proposal affected our stock price.

On November 19, 2010, Mr. Yang submitted to our Board a non-binding modification letter (the “Modification Letter”) modifying the proposal presented to the Board on October 10, 2010.  The Modification Letter stated that Mr. Yang would no longer have an exclusive relationship with Baring, thereby allowing Mr. Yang to pursue alternative financing for the proposed going private transaction; and that Baring would have the opportunity (but not the obligation) to provide up to 10% of the financing for the proposed going private transaction.  The Modification Letter stated that it was the intent of Mr. Yang that the alternative financing would be in place by the time the definitive transaction agreement was executed.

Since being formed, the Special Committee has engaged legal and financial advisors.  The Special Committee’s process is ongoing and the Special Committee intends to continue with its work, including evaluating any proposal presented by Mr. Yang as well as other proposals which the Company may receive, for as long as the Special Committee, in consultation with its advisors, deems necessary. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The absence of a proposal to acquire our common stock, or changes in the proposal, as well as the commencement of the litigation regarding the proposal described herein in “Legal Proceedings” would likely have an effect on the market price of our common stock.

Our common stock may be affected by limited trading volume and may fluctuate significantly.

Our common stock is traded on the Nasdaq Global Select Market. Although an active trading market has developed for our common stock, there can be no assurance that an active trading market for our common stock will be sustained. Failure to maintain an active trading market for our common stock may adversely affect our stockholders’ ability to sell our common stock in short time periods, or at all. In addition, sales of substantial amounts of our common stock in the public market could harm the market price of our common stock. Our common stock has experienced, and may experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future.

We do not anticipate paying cash dividends in the foreseeable future. Presently, we intend to retain all of our earnings, if any, to finance development and expansion of our business. The Indenture pursuant to which the Notes were issued prohibits us from paying any dividends on our capital stock while the Notes remain outstanding. PRC capital and currency regulations may also limit our ability to pay dividends. Consequently, the only opportunity for investors to achieve a positive return on your investment in us will be if the market price of our common stock appreciates.

Our directors and officers control approximately one third of our common stock and, as a result, they may exercise some voting control and be able to take actions that may be adverse to your interests.

Our directors and executive officers, directly or through entities that they control, beneficially owned, as a group, approximately 34.98% of our issued and outstanding common stock as of December 31, 2010. This concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive a disadvantage in owning shares in a company with one or several controlling stockholders. Furthermore, our directors and officers, as a group, have the ability to significantly influence the outcome of all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. This concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Subject to any applicable stockholder approval requirements imposed by the Nasdaq Stock Market, our board of directors has the authority to issue all or any part of our authorized but unissued shares of common stock. Issuances of common stock would reduce your influence over matters on which our stockholders vote.

PART II

ITEM 9A. Controls and Procedures

(a) Evaluation of Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, regulations and related forms, and that such information is accumulated and communicated to our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010, as such term is defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based on this evaluation, in light of several material weaknesses identified in our internal controls over financial reporting at our newly acquired subsidiary Xi’an Tech Full Simo Co., Ltd., as discussed in Item 9A(b) below, our principal executive officer and principal financial officer have concluded that during the period covered by this report, the Company’s disclosure controls and procedures were not effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for the Company. These controls are designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance to the management and the Board of Directors regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

1.  Pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

2. Provide reasonable assurance that transactions are recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of our assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2010, management has made a comprehensive review, evaluation and assessment of the effectiveness of the Company's internal control over financial reporting. In making its assessment of the effectiveness of the Company’s internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on this review, evaluation, and assessment, our principal executive officers have concluded that, as a result of material weaknesses identified at our newly acquired subsidiary Xi’an Tech Full Simo Co., Ltd., as of December 31, 2010, our internal controls over financial reporting were not effective.

Our assessment of the effectiveness of the Company’s internal control over financial reporting covered seven areas including corporate function, four major subsidiaries and manufacturing operations which are Harbin Tech Full Electric Co., Ltd. (“Harbin”), Shanghai Tech Full Electric Co., Ltd. (“Shanghai”), Weihai Tech Full Simo Motor Co., Ltd. (“Weihai”), and Xi’an Tech Full Simo Motor Co., Ltd. (“Xi’an Simo”) and two small subsidiaries, which are Advanced Electric Motors, Inc, and Advanced Automation Group, LLC.  Through our evaluation process, management concluded that, as of December 31, 2010, we generally maintained effective controls over financial reporting in six of the seven areas we assessed, however, management identified material weaknesses attributable to Xi’an Simo, a former State-Owned-Enterprise (“SOE”) the Company acquired in October 2009, which rendered our internal control over financial reporting ineffective on the consolidated level.

Xi’an Simo is a former SOE with more than 30 years of operating history and more than twenty subsidiaries, the majority of which are small sales offices, across China. When the Company acquired Xi’an Simo in October 2009, management recognized some control weaknesses inherent in a typical SOE and understood that it would be a challenging and time consuming process to integrate a former SOE into compliance within the Company in its internal controls over financial reporting. Since the beginning of 2010, management has engaged a leading independent accounting advisory firm to assist us in evaluating, developing and validating internal control systems over financial reporting at Xi’an Simo. With the assistance of a professional team from the advisory firm, management developed and implemented processes and procedures to enhance and improve the internal control systems at Xi’an Simo. Our work and efforts were given priority to address major issues in major operations at Xi’an Simo, and time was not sufficient to work through all smaller subsidiaries including sales offices.

Despite significant improvements achieved in its internal control systems, due to its very short history of being part of a U.S. public company, large size, many subsidiaries located away from its headquarters, and limited time to integrate it with the Company, material weaknesses in its internal control over financial reporting were not completely eliminated at Xi’an Simo as of December 31, 2010. The material weaknesses identified by the management at Xi’an Simo are described below.

1-
Control activities related to bank reconciliation – At Xi’an Simo, the bank reconciliation for various bank accounts were not prepared accurately which impacted the valuation and existence of the cash in bank as of December 31, 2010.

2-
Control activities related to the reconciliation and classification of notes receivable – At Xi’an Simo, notes receivables endorsed as payment to third parties were not properly recorded, resulting in a discrepancy between the physical notes receivables on hand and the general ledger. Additionally, the improper classifications of transactions has impacted the completeness, and valuation of accounts payable / advance to suppliers and notes receivable balances at the year ended December 31, 2010 at Xi’an Simo.

3-
Control activities related to the calculation of provision of income tax – At Xi’an Simo, due to ambiguities in PRC tax rules, the temporary and permanent differences in tax amounts were not properly identified.

4-	Control activities related to valuation of inventory allowance – At Xi’an Simo, slow moving inventories that had not been used over a year were not properly evaluated for inventory allowance.

5-	Control activities related to inventory recording –– At Xi’an Simo, inventory movement between manufacturing facilities and sales entities were not timely and properly recorded on the general ledger.

In addition, the following material weakness was identified at two other facilities:

1-
Control activities related to advances on plant and equipment purchases recording –– At Shanghai Tech Full, some production equipment was invoiced and paid for, but had not been received as of December 31, 2010, was mistakenly recorded in production equipment. As a result, this amount was reclassified to advances on plant and equipment purchases from plant and equipment as an audit adjustment. At Weihai Tech Full, some assets were invoiced and paid for, but had not been received as of December 31, 2010, were mistakenly recorded in construction in progress. As a result, the amount was reclassified to advances on plant and equipment purchases as an audit adjustment.

These material weaknesses resulted in several material adjustments to our financial statements for the year ended December 31, 2010. Management has evaluated and recorded these adjustments. Our financial statements for the year ended December 31, 2010 filed with this Annual Report on Form 10-K/A fully reflects these adjustments.

Notwithstanding these material weaknesses in our internal control over financial reporting, we believe that the consolidated financial statements included in this report fairly represent our consolidated financial position as of December 31, 2010, and consolidated results of operations for the year ended December 31, 2010.

Improvement Plans

Management is committed to continuing its efforts to further strengthen the internal control systems of the Company. Our analysis and evaluation indicate that, with the assistance of the independent accounting advisory firm engaged by the Company in the past year, we have been able to implement adequate control procedures and processes in many areas, and to identify the areas in which we still need to make substantial improvements in our procedures and processes. The remediation measures that we have undertaken, or plan to undertake, have focused on these efforts, in conjunction with a corporate restructuring plan that consolidates the accounting functions at these remote sales offices to the corporate level, and as a result, substantially decreases the probability of accounting errors at the sales office level.

Management plans to take the measures described below to further strengthen our internal controls over financial reporting, especially at our Xi’an Simo operation. Management has discussed and reviewed this remediation plan with the Audit Committee of the Board of Directors of the Company:

•
Given Xi’an Simo’s history of being a SOE for more than 30 years and the inherent control weaknesses associated with SOEs, we have worked to change the culture, mindset and habits of our accounting personnel at Xi’an Simo. To that end, we have been restructuring the accounting team at Xi’an Simo and nurturing a culture that understands both the technical aspects as well as the importance to the Company of good internal control. We plan to continue to provide training to local management, accounting staff, and other relevant personnel, with respect to certain corporate governance and public company matters, and educate them to fully understand the meaning of being a public company in the U.S. and the importance of maintaining effective internal controls over financial reporting.

•
We plan to recruit more experienced accounting and finance personnel at the management level and staff level and at both the corporate and subsidiary levels so that we can maintain a skilled and competent accounting team across the entire company.

•
We plan to invest in more resources and expand our corporate internal audit group by adding more professionals experienced with audit to enhance our internal audit team. The internal audit group assists the top management in the assessment of the effectiveness of our internal controls over financial reporting. The internal audit group prepares audit plans, performs field testing periodically based on our design of the internal controls over financial reporting, summarizes issues identified through field testing, develops remediation plans, and submits the plans to our Chief Financial Officer and Chief Executive Officer for approval. Currently, there are four full-time members including the audit manager in our internal audit group. We plan to add three more members in 2011 and expand the group further if needed.

•
We plan to increase the frequency of field testing at Xi’an Simo and maintain adequate levels of field testing at our other operations so that we will be in a position to identify and address any weaknesses in a timely manner.

•
We plan to continue to recruit high quality management professionals and enhance the management team at Xi’an Simo. With a stronger management team, we believe that we will be able to more effectively enforce our policies and procedures, enhance our review processes and increase oversight.

•
We plan to enhance the accountability of our management and staff and to restructure our management and staff incentive system so that it is linked to not only with operational performance but also the effectiveness of internal controls each respective responsible area.

•
We plan to consolidate the accounting functions at the remote sales offices of Xi’an Simo to those at Xi’an Simo’s headquarters in order to simplify the processes and substantially decrease the likelihood of accounting errors at the sales office level.

We will continue to monitor and assess the effectiveness of these measures and to make any changes that management deems necessary.

(c) Management Process to Assess the Effectiveness of Internal Control over Financial Reporting

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, the Company followed a comprehensive compliance process across our major operations to evaluate our internal control over financial reporting, engaging employees at all levels of the organization. Our internal control environment includes a corporate-wide attitude of integrity and control consciousness. This is exemplified by our ethics education program that includes long-standing principles and policies on ethical business conduct that require employees to maintain the highest ethical and legal standards in the conduct of our business. We have distributed the Board of Directors approved policy on ethics and code of business conduct to all employees and required them to study and abide by the policy. We encourage any employee to report suspected violations of law or of our policy. The internal control system further includes careful selection and training of supervisory and management personnel, appropriate delegation of authority and division of responsibility, dissemination of accounting and business policies throughout the Company, and an extensive program of internal audits with management follow-up. Our Board of Directors, assisted by the Audit Committee, monitors the integrity of our financial statements and financial reporting procedures, the performance of our internal audit function and independent auditors, and other matters set forth in its charter. The Audit Committee, which currently consists of three independent directors, meets regularly with representatives of management, and with the independent auditors and the Internal Auditor, with and without management representatives in attendance, to review their activities.

(d) Changes in Internal Control over Financial Reporting

Other than the material weaknesses noted above, there were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year covered by this Annual Report on Form 10-K/A. While there were no changes in the Company’s overall internal control systems, material weaknesses discovered during the annual audit at our recently acquired Xi’an Simo operation has led management to conclude that internal controls over financial reporting in certain areas need further improvement.

Our independent registered public accounting firm, Frazer Frost, LLP (a successor entity of Moore Stephens Wurth Frazer and Torbet, LLP), with direct access to our Board of Directors through our Audit Committee, has audited our consolidated financial statements and independently assessed the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in their report which is included in this Annual Report on Form 10-K/A.

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and
Stockholders of Harbin electric, Inc

We have audited Harbin Electric, Inc and Subsidiries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Harbin Electric, Inc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment.

1.
Control activities related to bank reconciliation – At Xi’an Simo, the bank reconciliation for various bank accounts were not prepared accurately which impacted the valuation and existence of the cash in bank as of December 31, 2010.

2.
Control activities related to the reconciliation and classification of notes receivable – At Xi’an Simo, notes receivables endorsed as payment to third parties were not properly recorded, resulting in a discrepancy between the physical notes receivables on hand and the general ledger. Additionally, the improper classifications of transactions has impacted the completeness, and valuation of accounts payable / advance to suppliers and notes receivable balances at the year ended December 31, 2010 at Xi’an Simo.

3.
Control activities related to the calculation of provision of income tax – At Xi’an Simo, due to ambiguities in PRC tax rules, the temporary and permanent differences in tax amounts were not properly identified.

4.	Control activities related to valuation of inventory allowance – At Xi’an Simo, slow moving inventories that had not been used over a year were not properly evaluated for inventory allowance.

5.	Control activities related to inventory recording –– At Xi’an Simo, inventory movement between manufacturing facilities and sales entities were not timely and properly recorded on the general ledger.

6.
Control activities related to advances on plant and equipment purchases recording –– At Shanghai Tech Full, some production equipment was invoiced and paid for, but had not been received as of December 31, 2010, was mistakenly recorded in production equipment. As a result, this amount was reclassified to advances on plant and equipment purchases from plant and equipment as an audit adjustment. At Weihai Tech Full, some assets were invoiced and paid for, but had not been received as of December 31, 2010, were mistakenly recorded in construction in progress. As a result, the amount was reclassified to advances on plant and equipment purchases as an audit adjustment.

Those material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2010 financial statements, and this report does not affect our report dated March 15, 2011, except for the effects on the consolidated financial statements of the restatement described in Note 2, Note 6, Note7 and Note 9, as to which the date is September XX, 2011, on those financial statements (as restated).

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Harbin Electric, Inc has not maintained effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Frameworkissued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders’ equity and comprehensive income, and cash flows of Harbin Electric, Inc, and our report dated March 15, 2011, except for the effects on the consolidated financial statements of the restatement described in Note 2, Note 6, Note7 and Note 9, as to which the date is September XX, 2011, expressed an unqualified opinion.

/s/ Frazer Frost, LLP

Brea, California
March 15, 2011, except for the effects of
the sixth material weakness described
above, as to which the date is September
XX, 2011,

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

The following exhibits are filed as part of this Annual Report on Form 10-K/A:

Exhibit Number	Description	Method of Filing

1.1	Underwriting Agreement, dated July 30, 2009, between the Company and Roth Capital Partners, LLC.	Filed as Exhibit 1.1 to the current report on Form 8-K filed with the Commission on July 30, 2009 and incorporated herein by reference.

3.1	Articles of Incorporation of the Company	Filed as Exhibit 3.1 to the registration statement on Form SB-2 filed with the Commission on October 10, 2003 and incorporated herein by reference.

3.2	Amended and Restated Bylaws of the Company	Filed as Exhibit 3.2 to the Registration Statement on Form S-1 filed with the Commission on October 20, 2008 and incorporated by reference.

3.3	Amendment to the Bylaws of the Company	Filed as Exhibit 4.1 to the current report on Form 8-K filed with the Commission on December 20, 2006 and incorporated herein by reference.
3.4	Articles of Merger dated as of January 27, 2005 byand between the Company and Torch Executive Services Ltd., a Nevada corporation.	Filed as Exhibit 3.1 to the quarterly report on Form 10-Q filed with the Commission on May 8, 2009 and incorporated herein by reference.

10.1	Registration Rights Agreement dated as of August 31, 2005	Filed as Exhibit 10.1 to the registration statement on Form SB-2 filed with the Commission on April 27, 2006 and incorporated herein by reference.

10.2	Common Stock Purchase Agreement dated as of August 31, 2005	Filed as Exhibit 10.2 to the registration statement on Form SB-2 filed with the Commission on April 27, 2006 and incorporated herein by reference.

10.3	Option Agreement dated as of August 31, 2005	Filed as Exhibit 10.3 to the registration statement on Form SB-2 filed with the Commission on April 27, 2006 and incorporated herein by reference.

10.4	Term Sheet dated August 2, 2006	Filed as Exhibit 10.5 to the current report on Form 8-K filed with the Commission on August 2, 2006 and incorporated herein by reference.

10.5	Agreement on Cooperation between Harbin Tech Full Electric Co., Ltd. and Institute of Electrical Engineering of the Chinese Academy of Sciences	Filed as Exhibit 10.6 to the current report on Form 8-K filed with the Commission on August 25, 2006 and incorporated herein by reference.

10.6	Purchase Agreement among the Company, Advanced Electric Motors, Inc., Citadel Equity Fund Ltd. and Merrill Lynch International, dated August 29, 2006	Filed as Exhibit 4.1 to the current report on Form 8-K filed with the Commission on September 1, 2006 and incorporated herein by reference.

10.7	Indenture among the Company, Advanced Electric Motors, Inc. and The Bank of New York, as trustee, dated August 30, 2006	Filed as Exhibit 4.2 to the current report on Form 8-K filed with the Commission on September 1, 2006 and incorporated herein by reference.

10.8(a)	2010 Global Note	Filed as Exhibit 4.3(a) to the current report on Form 8-K filed with the Commission on September 1, 2006 and incorporated herein by reference.

10.8(b)	2012 Global Note	Filed as Exhibit 4.3(b) to the current report on Form 8-K filed with the Commission on September 1, 2006 and incorporated herein by reference.

10.9	Registration Rights Agreement between the Company and the Investors, dated August 30, 2006	Filed as Exhibit 4.4 to the current report on Form 8-K filed with the Commission on September 1, 2006 and incorporated herein by reference.

10.10	Share Pledge Agreement between the Company and The Bank of New York, as collateral agent, dated August 30, 2006	Filed as Exhibit 4.5 to the current report on Form 8-K filed with the Commission on September 1, 2006 and incorporated herein by reference.

10.11	Warrant Agreement between the Company and The Bank of New York, as warrant agent, dated August 30, 2006	Filed as Exhibit 4.6 to the current report on Form 8-K filed with the Commission on September 1, 2006 and incorporated herein by reference.

10.12(a)	Global First Tranche 2012 Warrants	Filed as Exhibit 4.7(a) to the current report on Form 8-K filed with the Commission on September 1, 2006 and incorporated herein by reference.

10.12(b)	Global Second Tranche 2012 Warrants	Filed as Exhibit 4.7(b) to the current report on Form 8-K filed with the Commission on September 1, 2006 and incorporated herein by reference.

10.12(c)	Global 2009 Warrants	Filed as Exhibit 4.7(c) to the current report on Form 8-K filed with the Commission on September 1, 2006 and incorporated herein by reference.

10.13	Voting Agreement among the Company, Tianfu Yang and Citadel Equity Fund Ltd., dated August 30, 2006	Filed as Exhibit 4.8 to the current report on Form 8-K filed with the Commission on September 1, 2001 and incorporated herein by reference.

10.14	Noncompetition Covenant and Agreement among Citadel Equity Fund Ltd., Merrill Lynch International and Tianfu Yang, dated August 30, 2006	Filed as Exhibit 10.15 to the Registration Statement on SB-2 filed with the Commission on October 4, 2006 and incorporated herein by reference.

10.15	Agreement between Harbin Tech Full Electric Co., Ltd. and Shanghai Lingang Investment and Development Company Limited, dated September 8, 2006	Filed as Exhibit 10.15 to the Registration Statement on SB-2 filed with the Commission on October 4, 2006 and incorporated herein by reference.

10.16	Letter Agreement dated April 9, 2007 by and among Harbin Electric, Inc, Shelton Technology LLC, Shaotang Chen and Xioagang Luo	Filed as Exhibit 10.1 to the current report on Form 8-K filed with the Commission on April 13, 2007 and incorporated herein by reference.

10.17	License Agreement dated as of April 9, 2007 by and among Advanced Automation Group. LLC, Shelton Technology, LLC, Shaotang Chen and Xiaogang Luo	Filed as Exhibit 10.2 to the current report on Form 8-K filed with the Commission on April 13, 2007 and incorporated herein by reference.

10.18	Employment Agreement dated April 9, 2007 by and between Advanced Automation Group, LLC and Shaotang Chen	Filed as Exhibit 10.3 to the current report on Form 8-K filed with the Commission on April 13, 2007 and incorporated herein by reference.

10.19	Employment Agreement dated April 9, 2007 by and between Advanced Automation Group, LLC and Xiaogang Luo.	Filed as Exhibit 10.4 to the current report on Form 8-K filed with the Commission on April 13, 2007 and incorporated herein by reference.

10.20
Asset Purchase Agreement dated June 16, 2007, by and between the Company, Harbin Tech Full Electric Co., Ltd., Harbin Taifu Auto Electric Co., Ltd., Tianfu Yang, Tianli Yang, Suofei Xu, Zedong Xu and Harbin Tech Full Industry Co., Ltd.
Filed as Exhibit 10.1 to the current report on Form 8-K filed with the Commission on June 19, 2007 and incorporated herein by reference.

10.21	Equity Registration Rights Agreement, dated October 17, 2007, by and between the Company, Hero Wave Investment Limited a British Virgin Islands company, and Tianfu Yang, as guarantor.	Filed as Exhibit 10.1 to the current report on Form 8-K filed with the Commission on October 23, 2007 and incorporated herein by reference.

10.22	Employment Agreement dated November 27, 2007 by and between the Company and Ms. Christy Young Shue	Filed as Exhibit 10.1 to the current report on Form 8-K filed with the Commission on November 30, 2007 and incorporated herein by reference.

10.23
Letter of Intent dated March 27, 2008, by and among Harbin Tech Full Electric Co., Ltd., Wendeng Second Electric Motor Factory, The Committee of Labor Union of Wendeng Second Electric Motor Factory and The People’s Government of Zhangjiachan Town, Wendeng County.
Filed as Exhibit 10.1 to the current report on Form 8-K filed with the Commission on March 31, 2008 and incorporated herein by reference.

10.24	Purchase Agreement, dated June 24, 2008, by and among the Company and the investors party thereto.	Filed as Exhibit 10.1 to the current report on Form 8-K filed with the Commission on June 26, 2008 and incorporated herein by reference.

10.25	Registration Rights Agreement, dated June 24, 2008, by and among the Company and the investors party thereto.	Filed as Exhibit 10.2 to the current report on Form 8-K filed with the Commission on June 26, 2008 and incorporated herein by reference.

10.26
Equity and Assets Transfer Agreement, dated July 10, 2008, by and between Harbin Tech Full Electric Co. Ltd., Weihai Hengda Electric Motor (Group) Co. Ltd., Wendeng Second Electric Motor Factory, the Committee of Labor Union of Wendeng Second Electric Motor Factory, the People’s Government of Zhangjiachan Town and Wendeng County.
Filed as Exhibit 10.1 to the current report on Form 8-K filed with the Commission on July 11, 2008 and incorporated herein by reference.

10.27	Amendment to Letter Agreement, dated as of December 11, 2008 between the Company and Shelton Technology, LLC.	Filed as Exhibit 10.1 to the current report on Form 8-K filed with the Commission on December 16, 2008 and incorporated herein by reference.

10.28	Second Amendment to Letter Agreement , dated as of April 21, 2009 between the Company and Shelton Technology, LLC..	Filed as Exhibit 10.1 to the current report on Form 8-K filed with the Commission on April 24, 2009 and incorporated herein by reference.

10.29	Amendment to Employment Agreement, dated April 1, 2009 by and between the Company and Ms. Christy Young Shue.	Filed as Exhibit 10.1 to the quarterly report on Form 10-Q filed with the Commission on May 8, 2009 and incorporated herein by reference.

10.30	Letter Agreement between the Company and Citadel Equity Fund Ltd. dated June 1, 2009.	Filed as Exhibit 10.1 to the current report on Form 8-K filed with the Commission on June 5, 2009 and incorporated herein by reference.

10.31	Merrill Lynch International (“Merrill”) and ABN AMRO Bank N.V., London Branch (“ABN”) Letter Agreement among the Company, Merrill and ABN dated July 14, 2009.	Filed as Exhibit 10.1 to the current report on Form 8-K filed with the Commission on July 20, 2009 and incorporated herein by reference.

10.32	Abax Letter Agreement among the Company, Abax Jade and Abax Nai Xin dated July 14, 2009.	Filed as Exhibit 10.2 to the current report on Form 8-K filed with the Commission on July 20, 2009 and incorporated herein by reference.

10.33	Equity Acquisition Agreement between Harbin Tech Full Electric Co. Ltd., Xi’an Simo Electric Co. Ltd. and Shaanxi Electric Machinery Association dated October 2, 2009.	Filed as Exhibit 10.1 to the current report on Form 8-K filed with the Commission on October 7, 2009 and incorporated herein by reference.

10.34	SWAP Termination Agreement between the Company and Merrill Lynch International, dated as of September 16, 2009.	Filed as Exhibit 10.5 to the quarterly report on Form 10-Q filed with the Commission on November 9, 2009 and incorporated herein by reference.

10.35	Independent Director Agreement dated November 30, 2009, between the Company and Boyd R. Plowman.	Filed as Exhibit 10.1 to the current report on Form 8-K filed with the Commission on December 2, 2009 and incorporated herein by reference.

10.36	Third Amendment to the Letter Agreementbetween the Company and Shelton Technology, LLCdated as of December 7, 2009.	Filed as Exhibit 10.1 to the current report on Form 8-K filed with the Commission on December 8, 2009 and incorporated herein by reference.

10.37	Share Purchase Agreement by and between Xi’an Tech Full Simo Motor Co., Ltd. and Zhejiang Ximen Punching Co., Ltd. dated June 3, 2010.	Filed as Exhibit 10.1 to the current report on Form 8-K filed with the Commission on June 9, 2010 and incorporated herein by reference.

10.38	Share Purchase Agreement by and among Xi’an Tech Full Simo Motor Co., Ltd. and Xi’an Simo Imports and Exports Co., Ltd., and Fu Nong, dated June 3, 2010.	Filed as Exhibit 10.2 to the current report on Form 8-K filed with the Commission on June 9, 2010 and incorporated herein by reference.

10.39	Share Purchase Agreement by and among Xi’an Tech Full Simo Motor Co., Ltd. and Certain PRC Individuals, dated June 3, 2010.	Filed as Exhibit 10.3 to the current report on Form 8-K filed with the Commission on June 9, 2010 and incorporated herein by reference.

10.40	Share Purchase Agreement by and among Xi’an Tech Full Simo Motor Co., Ltd. and Certain PRC Individuals, dated June 3, 2010.	Filed as Exhibit 10.4 to the current report on Form 8-K filed with the Commission on June 9, 2010 and incorporated herein by reference.

10.41	Share Purchase Agreement by and between Xi’an Tech Full Simo Motor Co., Ltd. and Pingan Duan, dated June 3, 2010.	Filed as Exhibit 10.5 to the current report on Form 8-K filed with the Commission on June 9, 2010 and incorporated herein by reference.

10.42	Share Purchase Agreement by and among Xi’an Tech Full Simo Motor Co., Ltd. and Certain PRC Individuals, dated June 3, 2010.	Filed as Exhibit 10.6 to the current report on Form 8-K filed with the Commission on June 9, 2010 and incorporated herein by reference.

10.43	Share Purchase Agreement by and between Xi’an Tech Full Simo Motor Co., Ltd. and Guoping Cui, dated June 3, 2010.	Filed as Exhibit 10.7 to the current report on Form 8-K filed with the Commission on June 9, 2010 and incorporated herein by reference.

10.44	Loan Agreement dated July 28, 2010, by and between the Company and Abax Emerald Ltd.	Filed as Exhibit 10.1 to the current report on Form 8-K filed with the Commission on July 30, 2010 and incorporated herein by reference.

10.45	Option Exercise Agreement dated as of August 25, 2010 and effective as of July 1, 2010, by and between the Company, Advance Automation Group, LLC, Shelton Technology, LLC and Ms. Julie Chen.	Filed as Exhibit 10.1 to the current report on Form 8-K filed with the Commission on August 27, 2010 and incorporated herein by reference.

10.46	Amended and Restated Limited Liability Company Agreement dated as of August 25, 2010 and effective as of July 1, 2010, by and between Advanced Electric Motors, Inc. and Shelton Technology, LLC.	Filed as Exhibit 10.2 to the current report on Form 8-K filed with the Commission on August 27, 2010 and incorporated herein by reference.

10.47	Term Loan Facility Agreement dated November 22, 2010, by and between the Company and China Development Bank Corporation, Hong Kong Branch.	Filed as Exhibit 10.1 to the current report on Form 8-K filed with the Commission on November 23, 2010 and incorporated herein by reference.

10.48	Indemnification Agreement, dated as of February 21, 2011, between the Company and Ching Chuen Chan.	Filed as Exhibit 10.1 to the current report on Form 8-K filed with the Commission on February 25, 2011 and incorporated herein by reference.

10.49	Indemnification Agreement, dated as of February 21, 2011, between the Company and David Gatton.	Filed as Exhibit 10.2 to the current report on Form 8-K filed with the Commission on February 25, 2011 and incorporated herein by reference.

10.50	Indemnification Agreement, dated as of February 21, 2011, between the Company and Boyd R. Plowman.	Filed as Exhibit 10.3 to the current report on Form 8-K filed with the Commission on February 25, 2011 and incorporated herein by reference.

10.51	Indemnification Agreement, dated as of February 21, 2011, between the Company and Lanxiang Gao.	Filed as Exhibit 10.4 to the current report on Form 8-K filed with the Commission on February 25, 2011 and incorporated herein by reference.

10.52	Indemnification Agreement, dated as of February 21, 2011, between the Company and Yunyue Ye.	Filed as Exhibit 10.5 to the current report on Form 8-K filed with the Commission on February 25, 2011 and incorporated herein by reference.

10.53	Indemnification Agreement, dated as of February 21, 2011, between the Company and Tianfu Yang.	Filed as Exhibit 10.6 to the current report on Form 8-K filed with the Commission on February 25, 2011 and incorporated herein by reference.

10.54	Indemnification Agreement, dated as of February 21, 2011, between the Company and Tianli Yang.	Filed as Exhibit 10.7 to the current report on Form 8-K filed with the Commission on February 25, 2011 and incorporated herein by reference.

10.55	Indemnification Agreement, dated as of February 21, 2011, between the Company and Zedong Xu.	Filed as Exhibit 10.8 to the current report on Form 8-K filed with the Commission on February 25, 2011 and incorporated herein by reference.

10.56	Indemnification Agreement, dated as of February 21, 2011, between the Company and Christy Shue.	Filed as Exhibit 10.9 to the current report on Form 8-K filed with the Commission on February 25, 2011 and incorporated herein by reference.

14.1	Code of Ethics and Business Conduct	Previously filed.

21.1	List of subsidiaries	Filed as Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed with the Commission on March 16, 2011 and incorporated herein by reference.

23.1	Consent of Frazer Frost, LLP, (a successor entity of Moore Stephens Wurth Frazer and Torbet, LLP)	Filed herewith.

31.1	Certification by the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a)	Filed herewith.

31.2	Certification by the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a)	Filed herewith.

32.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith.

99.1	Special Committee Charter	Filed as Exhibit 99.1 to the Company’s Annual Report on Form 10-K filed with the Commission on March 16, 2011 and incorporated herein by reference.

99.2	Amended and Restated Audit Committee Charter	Filed as Exhibit 99.2 to the Company’s Annual Report on Form 10-K filed with the Commission on March 16, 2011 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

Harbin Electric, Inc.

Date: September _, 2011	By:
	By:	Tianfu Yang
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this Report has been signed below by the following person on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

NAME	TITLE

	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	September _, 2011
Tianfu Yang

	Chief Financial Officer (Principal Financial and Accounting Officer)	September _, 2011
Zedong Xu

	Director	September _, 2011
Lanxiang Gao

	Director	September _, 2011
Ching Chuen Chan

	Director	September _, 2011
Boyd Plowman

	Director	September _, 2011
David Gatton

	Director	September _, 2011
Yunyue Ye

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Harbin Electric, Inc.

We have audited the accompanying balance sheets of Harbin Electric, Inc. and Subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2011, except for the effects of the sixth material weaknesses described in that report, as to which the date is September XXX, 2011, expressed an adverse opinion on the effectiveness of internal control over financial reporting.

/s/ Frazer Frost, LLP

Brea, CA
March 15, 2011, except for the effects on the consolidated financial statements of the restatement described in Note 2, 6, 7 and 9, as to which the date is September XXX, 2011.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$98,753,870	$92,902,400
Restricted cash	1,061,900	3,522,009
Notes receivable	1,845,883	1,086,929
Accounts receivable, net	85,899,332	93,322,885
Inventories, net	62,843,556	74,913,877
Other assets, current	2,501,695	5,828,453
Advances on inventory purchases	15,893,866	11,718,544
Total current assets	268,800,102	283,295,097

PLANT AND EQUIPMENT, net	173,074,138	156,364,548

OTHER ASSETS:
Debt issuance costs, net	496,804	359,255
Advances on plant and equipment purchases	48,830,831	10,532,902
Advances on intangible assets	3,645,361	3,133,512
Goodwill	54,919,738	54,073,754
Other intangible assets, net	23,147,079	21,472,471
Other assets, non-current	1,403,326	1,722,693
Total other assets	132,443,139	91,294,587

Total assets	$574,317,379	$530,954,232

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Notes payable - short term	$2,123,800	$4,533,268
Accounts payable	26,881,540	47,099,135
Short term loans	29,490,480	44,439,629
Customer deposits	14,621,882	18,455,842
Accrued liabilities and other payables	17,934,047	12,329,394
Taxes payable	8,205,807	8,233,862
Amounts due to original shareholders	758,500	28,681,976
Current portion of notes payable, net	-	7,660,210
Total current liabilities	100,016,056	171,433,316

LONG TERM LIABILITIES:
Long term loans	50,070,000	4,401,000
Warrant liability	1,526,530	4,623,558

Total liabilities	151,612,586	180,457,874

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common Stock, $0.00001 par value, 100,000,000 shares authorized,
31,250,820 and 31,067,471 shares issued and outstanding
as of December 31, 2010 and December 31, 2009, respectively	312	310
Paid-in-capital	218,212,343	218,094,374
Retained earnings	136,149,513	69,594,111
Statutory reserves	33,129,367	22,869,423
Accumulated other comprehensive income	32,360,515	18,638,299
Total shareholders' equity	419,852,050	329,196,517

NONCONTROLLING INTERESTS	2,852,743	21,299,841

Total liabilities and shareholders' equity	$574,317,379	$530,954,232

See report of independent registered public accounting firm.
The accompanying notes are an integral part of these consolidated financial statements.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	2010	2009	2008

REVENUES	$426,481,250	$223,234,394	$120,820,302

COST OF SALES	290,768,312	146,622,220	73,343,521

GROSS PROFIT	135,712,938	76,612,174	47,476,781

RESEARCH AND DEVELOPMENT EXPENSE	3,423,386	2,093,366	1,170,169

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	38,974,147	18,671,507	11,913,435

INCOME FROM OPERATIONS	93,315,405	55,847,301	34,393,177

OTHER EXPENSE (INCOME), NET
Other income, net	(5,489,629)	(5,462,148)	(1,575,224)
Interest expense, net	4,593,099	12,315,645	6,065,814
Loss on currency hedge settlement	-	9,000,000	-
Gain on debt repurchase	-	(4,155,000)	-
Loss from disposal of subdivision	623,158	-	-
Change in fair value of warrants	(574,131)	13,214,525	-
Total other (income) expense, net	(847,503)	24,913,022	4,490,590

INCOME BEFORE PROVISION FOR INCOME TAXES	94,162,908	30,934,279	29,902,587

PROVISION FOR INCOME TAXES	14,915,151	7,796,084	4,523,888

NET INCOME BEFORE NONCONTROLLING INTEREST	79,247,757	23,138,195	25,378,699

LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	2,432,411	3,491,414	-

NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	76,815,346	19,646,781	25,378,699

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	13,721,482	(70,011)	9,513,907
Foreign currency translation adjustment attributable to noncontrolling interest	(22,826)	683
Change in fair value of derivative instrument	-	(3,237,042)	5,081,414

COMPREHENSIVE INCOME	$90,514,002	$16,340,411	$39,974,020

EARNINGS PER SHARE
Basic
Weighted average number of shares	31,102,634	25,568,936	20,235,877
Earnings per share before noncontrolling interest	$2.55	$0.90	$1.25
Earnings per share attributable to controlling interest	$2.47	$0.77	$-
Earnings per share attributable to noncontrolling interest	$0.08	$0.13	$-

Diluted
Weighted average number of shares	31,282,065	25,672,420	21,323,660
Earnings per share before noncontrolling interest	$2.53	$0.90	$1.19
Earnings per share attributable to controlling interest	$2.46	$0.77	$-
Earnings per share attributable to noncontrolling interest	$0.07	$0.13	$-

See report of independent registered public accounting firm.
The accompanying notes are an integral part of these consolidated financial statements.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Common stock		Additional	Retained earnings		Accumulated other
		Par	paid-in	Unrestricted	Statutory	comprehensive	Noncontrolling
	Shares	value	capital	earnings	reserves	income (loss)	interest	Total

BALANCE, January 1, 2008	18,143,156	$181	$44,970,589	$32,281,312	$9,014,462	$(1,649,969)	$-	$84,616,575

Exercise of stock warrants at $3.50	322,298	3	1,128,040					1,128,043
Exercise of stock options at $3.10	25,000		77,500					77,500
Non cash exercise of stock options at $3.10	11,624							-
Exercise of stock warrants at $7.8	100,000	1	779,999					780,000
Stock issuance for cash at $14.13	3,500,000	35	46,290,708					46,290,743
Amortization of stock compensation			1,782,454					1,782,454
Net Income				25,378,699				25,378,699
Adjustment to statutory reserves				(5,559,532)	5,559,532			-
Foreign currency translation gain						9,513,907		9,513,907
Net change related to cash flow hedge						5,081,414		5,081,414

BALANCE, December 31, 2008	22,102,078	220	95,029,290	52,100,479	14,573,994	12,945,352	-	174,649,335

Cumulative effect of reclassification of warrants			(13,613,718)	6,142,280				(7,471,438)

BALANCE, January 1, 2009 as adjusted	22,102,078	220	81,415,572	58,242,759	14,573,994	12,945,352	-	167,177,897

Exercise of stock warrants at $7.80	1,428,846	14	26,122,124					26,122,138
Amortization of stock compensation			1,211,037					1,211,037
Non cash exercise of warrants at $12.25	85,227	1	1,055,266					1,055,267
Stock issuance for cash at $16	7,187,500	72	107,521,878					107,521,950
Noncontrolling interest in acquiree							17,957,815	17,957,815
Net income				19,646,781			3,491,414	23,138,195
Exercise of stock options at $3.10	65,000	1	201,499					201,500
Exercise of stock options at $8.10	70,000	1	566,999					567,000
Cashless exercise of options	128,820	1	(1)					-
Adjustment to statutory reserves				(8,295,429)	8,295,429			-
Dividend distribution							(150,071)	(150,071)
Foreign currency translation gain						(70,011)	683	(69,328)
Net change related to cash flow hedge						(3,237,042)		(3,237,042)
Reclassification of change in cash flow hedge to earnings						9,000,000		9,000,000
								-
BALANCE, December 31, 2009	31,067,471	310	218,094,374	69,594,111	22,869,423	18,638,299	21,299,841	350,496,358

Amortization of stock compensation			994,779					994,779
Exercise of stock warrants at $10.84	183,349	2	4,510,398					4,510,400
Net income				76,815,346			2,432,411	79,247,757
Adjustment to statutory reserve				(10,259,944)	10,259,944			-
Deconsolidation of subsidiaries						23	(1,604,613)	(1,604,590)
Acquisition of noncontrolling interest			(5,387,208)			711	(22,134,423)	(27,520,920)
Increase in noncontrolling interest							2,882,353	2,882,353
Foreign currency translation gain						13,721,482	(22,826)	13,698,656
								-
BALANCE, December 31, 2010	31,250,820	$312	$218,212,343	$136,149,513	$33,129,367	$32,360,515	$2,852,743	$422,704,793

See report of independent registered public accounting firm.
The accompanying notes are an integral part of these consolidated financial statements.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	2010 (Restated)	2009 (Restated)	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income attibutable to noncontrolling interest	$2,432,411	$3,491,414	$-
Net income attibutable to controlling interest	76,815,346	19,646,781	25,378,699
Consolidated net income	79,247,757	23,138,195	25,378,699
Adjustments to reconcile net income to cash
provided by (used in) operating activities:
Depreciation	8,027,525	3,563,602	1,608,724
Amortization of intangible assets	1,638,801	1,166,304	1,032,674
Amortization of debt issuance costs	362,451	1,313,024	542,438
Amortization of debt discount	1,439,790	10,949,344	4,489,135
Provision for (recovery of) accounts receivable & other receivable (Restated)	7,205,988	(38,656)	(1,899)
Provision for inventory reserve (Restated)	1,600,752	710,175	-
Share-based compensation	994,779	1,211,037	1,782,454
Loss on derivative instrument	-	-	541,018
Realized loss on extinguishment of derivative liability	-	9,000,000	-
Realized gain on repurchase of notes payable	-	(4,155,000)	-
Loss on disposal of equipment	792,417	1,305,831	-
Gain on disposal of intangiable assets	-	(89,955)	-
Change in fair value of warrants	(574,131)	13,214,525	-
Loss on sale of subdivision	623,158	-	-
Change in operating assets and liabilities
Notes receivable	(1,203,746)	352,233	(1,076,669)
Accounts receivable (Restated)	2,714,677	(329,061)	(1,174,801)
Inventories (Restated)	11,526,120	11,464,130	9,605,737
Other assets, current	2,604,927	(1,321,224)	1,313,578
Advances on inventory purchases	(3,697,854)	(151,787)	(730,043)
Other assets, non-current	330,641	98,624	8,920
Accounts payable	(20,776,901)	(1,660,309)	591,620
Customer deposits	(3,769,686)	(4,052,825)	(1,277,737)
Accrued liabilities & other payables	4,519,337	(2,483,281)	(1,627,632)
Taxes payable	(323,954)	(688,173)	1,298,829
Net cash provided by operating activities	93,282,848	62,516,753	42,305,045

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired through acquisition	-	11,092,963	5,061,757
Payment for advances on non-current assets	-	(4,317,899)	(403,620)
Payment for advances on intangible assets	(395,009)	-	-
Payment for advances on equipment purchases	(36,983,064)	-	-
Purchase of intangible assets	(94,373)	(9,969)	-
Purchase of plant and equipment	(19,510,180)	(8,478,159)	(16,035,159)
Proceeds from disposal of plant and equipment	206,509	282,877	-
Additions to construction-in-progress	(1,010,284)	(3,733,692)	(16,386,519)
Payment to original shareholders for acquisition	(27,230,236)	(83,958,460)	(53,335,500)
Payment to acquire noncontrolling interests	(27,684,220)	-	-
Deconsolidation of cash held in disposed subdivisions	(602,948)	-	-
Proceeds from sale of controlling interests in subsidiaries	1,846,105	-	-
Net cash used in investing activities	(111,457,700)	(89,122,339)	(81,099,041)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease (increase) in restricted cash	2,516,199	(2,992,096)	(504,525)
Net proceeds from stock issuance	-	107,491,950	46,290,743
Proceeds received from exercise of warrants and options	1,987,503	11,913,499	1,985,543
Deposit to secure investment in cross currency hedge	-	1,000,000	-
Payment on cross currency hedge	-	(9,000,000)	(365,032)
Payment to related party	(1,517,000)	-	-
Proceeds from related party	1,517,000	-	-
Proceeds from cross currency hedge	-	-	145,945
Payment on notes payable	(9,100,000)	(32,745,000)	(4,000,000)
Proceeds from notes payable-short term	1,913,542	6,151,756	-
Payment on notes payable-short term	(4,413,968)	(5,125,486)	(3,315,450)
Proceeds from short term loan-bank	23,374,520	15,020,201	-
Repayment of short term loan-bank	(37,786,835)	(18,872,916)	(1,034,997)
Proceeds from short term loan-other	1,076,807	-	-
Repayment of short term loan-other	(6,349,035)	-	-
Repayment of long term loan-bank	-	(1,466,700)	-
Proceeds from long term loan-bank	49,570,000	-	-
Dividend payment to shareholders	-	(150,071)	-
Net cash provided by financing activities	22,788,733	71,225,137	39,202,227

EFFECTS OF EXCHANGE RATE CHANGE ON CASH	1,237,589	(129,414)	2,470,139

INCREASE IN CASH	5,851,470	44,490,137	2,878,370

Cash and cash equivalents, beginning of period	92,902,400	48,412,263	45,533,893

Cash and cash equivalents, end of period	$98,753,870	$92,902,400	$48,412,263

See report of independent registered public accounting firm.
The accompanying notes are an integral part of these consolidated financial statements.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 1 - Nature of Business

Harbin Electric, Inc. (the “Company” or “Harbin Electric”) is a Nevada Corporation, incorporated on July 9, 2003. Through its subsidiaries, the Company designs, develops, engineers, manufactures, sells and services a wide array of electric motors including linear motors, specialty micro-motors, and industrial rotary motors, with focus on innovation, creativity, and value-added products.  Products are sold in China and to certain international markets.

Recent development

In October 2009, Harbin Electric acquired Xi’an Tech Full Simo Motor Co., Ltd. (“Simo Motor”). Simo Motor formerly known as Xi’an Simo Motor Incorporation (Group), was initially established in 1955 as a State-Owned Enterprise and one of the major foundation companies of China’s electric motor industry. In January 2004, Simo Motor was privatized as a shareholding company from the former Xi’an Electric Motor Works under the corporate laws of the People’s Republic of China (“PRC”). Simo Motor develops and manufactures various industrial motors. Simo Motor sells its products primarily in China and also in certain international markets. Simo Motor had developed to a large enterprise group which consisted of 15 wholly-owned and 8 majority owned subsidiaries mainly engaged in manufacturing and selling of electric motors. As a result, the Company’s ownership to Simo Motor and all subsidiaries averaged to 87.2% at the time of the acquisition. The remaining 12.8% was owned by noncontrolling shareholders. See Note 18 for further discussion.

On June 3, 2010, Simo Motor entered into four Share Purchase Agreements, each dated as of June 3, 2010 with certain shareholders of four subsidiaries of Simo Motor pursuant to which Simo Motor agreed to acquire all of the equity interests of these subsidiaries that are not currently held by Simo Motor.  Following consummation of the transactions contemplated by these Share Purchase Agreements, Simo Motor owns 100% of the outstanding equity of Xi’an Tech Full Lamination Co., Ltd. (“Lamination”), Xi’an Simo A’Da Motor Co., Ltd. (“A’Da Motor”), Xi’an Tech Full Simo Moulds Co., Ltd. (“Moulds”) and Xi’an Tech Full Simo Transportation Co., Ltd. (“Transportation”).  The aggregate purchase price paid by Simo Motor for these equity interests in Lamination, A’Da Motor, Moulds and Transportation is RMB188.2 million (US$27.60 million).

In addition, on June 3, 2010, Simo Motor entered into three Share Purchase Agreements, each dated as of June 3, 2010 with certain shareholders of three subsidiaries of Simo Motors pursuant to which Simo Motor agreed to sell its equity interests in such subsidiaries to these shareholders.  Following consummation of the transactions contemplated by these three Share Purchase Agreements, Simo Motor no longer owns any of the outstanding equity of Tianjin Simo Electric Co., Ltd. (“Electric”), Xi’an Simo Science and Technology Development Co., Ltd. (“Science and Technology”) and Xi’an Simo Imports and Exports Co., Ltd. (“Imports and Exports”).  The aggregate sales price received by Simo Motor for these equity interests in Electric, Science and Technology and Imports and Exports is RMB12.55 million (US$1.84 million).

On August 25, 2010, Advanced Automation Group, LLC, a Delaware limited liability company (“AAG”) and an indirect wholly owned subsidiary of Harbin Electric, Inc., the Company, Shelton Technology, LLC, a Michigan limited liability company (“Shelton”) and Ms. Julie Chen, entered into an Option Exercise Agreement (“Option Agreement”) dated as of August 25, 2010 and effective as of July 1, 2010, pursuant to which the Company exercised the right, previously granted to the Company under a letter agreement dated April 9, 2007 between the Company and Shelton, as amended on December 11, 2008, April 21, 2009 and December 7, 2009, to require Shelton to contribute all right, title and interest in and to its proprietary technologies, product designs, electric assembly manufacturing techniques and U.S. customer accounts (“Intellectual Properties”) to AAG in consideration for a limited liability company interest in AAG entitling Shelton to a 49% share of AAG’s profits, losses, and distributions of its assets, in accordance with AAG’s limited liability company agreement.

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

In connection with the Option Agreement, on August 25, 2010, Advanced Electric Motors, Inc., a Delaware corporation (“AEM”) and a wholly owned subsidiary of the Company, entered into an Amended and Restated Limited Liability Company Agreement (“LLC Agreement”) dated as of August 25, 2010 and effective as of July 1, 2010, with Shelton whereby (i) Shelton agreed to contribute all right, title and interest in and to its Intellectual Properties to AAG in consideration for a membership interest in AAG entitling Shelton to receive 49% of any profits earned by AAG through the terms of the LLC Agreement; and (ii) AEM agreed to contribute all of AAG’s assets (subject to all of the liabilities of AAG) with fair market value of $3 million in consideration for a membership interest in AAG entitling AEM to receive 51% of any profits earned by AAG through the terms of the LLC Agreement. The Intellectual Properties have been valued at $2,882,353 and the Company, through AEM, has previously contributed a total of $2 million to AAG with the remaining $1 million to be paid by AEM to AAG prior to December 31, 2011.

On October 10, 2010, our Board of Directors (the “Board”) received a non-binding proposal from Mr. Tianfu Yang (“Mr. Yang”) and Baring Private Equity Asia Group Limited (“Baring”) for Mr. Yang and an investment fund advised by Baring (the "Baring Fund") to acquire all of the outstanding shares of Common Stock of Harbin Electric not currently owned by Mr. Yang and his affiliates for $24.00 per share in cash, subject to certain conditions, and to take the Company private. On November 19, 2010, Mr. Yang submitted to our Board a non-binding modification letter (the “Modification Letter”) modifying the proposal presented to the Board on October 10, 2010.  The Company’s Board of Directors has formed a special committee of independent directors to evaluate and consider this proposal and any other alternative proposals or other strategic alternatives that may be available to the Company.

Note 2 - Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements of Harbin Electric Inc. reflect the activities of the following subsidiaries.  All material intercompany transactions have been eliminated.
	Place incorporated	Ownership percentage
Advanced Electric Motors, Inc. (“AEM”)	Delaware, USA	100%
Harbin Tech Full Electric Co., Ltd. (“HTFE”)	Harbin, China	100%
Advanced Automation Group, LLC (“AAG”)	Delaware, USA	51%
Advanced Automation Group Shanghai Co., Ltd. (“SAAG”)	Shanghai, China	51%
Shanghai Tech Full Electric Co., Ltd. (“STFE”)	Shanghai, China	100%
Weihai Tech Full Simo Motor Co., Ltd. (“Weihai”)	Weihai, China	100%
Xi’an Tech Full Simo Motor Co., Ltd. (“Simo Motor”)	Xi’an, China	100%

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of all directly and indirectly owned subsidiaries listed above.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets, liabilities, revenue and expenses, and disclosures about contingent assets and liabilities. Such estimates and assumptions by management affect accrued expenses, the valuation of accounts receivable, inventories, and long-lived assets, legal contingencies, lives of plant and equipment, lives of intangible assets, business combinations, goodwill, calculation of warranty accruals, taxes, share-based compensation and others.

Although the Company regularly assesses these estimates, actual results could materially differ. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances.

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Foreign currency transactions

Our reporting currency is the US dollar.  The functional currency of PRC subsidiaries is the Chinese Renminbi (“RMB”). Our results of operations and financial position of the PRC subsidiaries are translated to United States dollars using the end of period exchange rates as to assets and liabilities and weighted average exchange rates as to revenues, expenses and cash flows. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. The resulting currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within stockholders’ equity.  As a result, translation adjustments amount related to assets and liabilities reported on the consolidated statement of cash flows will not necessarily agree with changes in the corresponding consolidated balances on the balance sheet. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments resulting from this process amounted to a gain of $13,721,482, a loss of $70,011, and a gain of $9,513,907 for the fiscal years ended December 31, 2010, 2009 and 2008, respectively. The balance sheet amounts with the exception of equity at December 31, 2010 and 2009 were translated at 6.59 RMB to $1.00 and 6.84 RMB to $1.00, respectively.  The equity accounts were stated at their historical exchange rate.  The average translation rates applied to the revenues, expenses and cash flows statement amounts for the fiscal years ended December 31, 2010, 2009 and 2008 were 6.76 RMB to $1.00, 6.84 RMB to $1.00 and 6.96 RMB to $1.00, respectively.

Transaction loss of $220,235, $88,993, and $358,460 were recognized which were included in the other income for the fiscal years ended December 31, 2010, 2009 and 2008, respectively.

Concentration of risks

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents, for cash flow statement purposes.  Cash includes cash on hand and demand deposits in accounts maintained with state owned banks within the PRC and with banks in the United States. The Company maintains balances at financial institutions which typically exceed Federal Deposit Insurance Corporation insured limits for the banks located in the Unites States. Balances at financial institutions or state owned banks within the PRC are not insured. As of December, 2010 and 2009, the Company had deposits in excess of federally insured limits totaling $98,989,404 and $92,701,730, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

No customer accounted for more than 10% of the net revenue for the fiscal year ended December 31, 2010.  Two major customers accounted for approximately 22% of the net revenue for the fiscal year ended December 31, 2009, individually accounting for 12% and 10%, respectively. At December 31, 2009, the total accounts receivable balance due from these two customers was $22,835,846, representing 24% of total accounts receivable.  Three major customers accounted for 43% of the net revenue for the fiscal year ended December 31, 2008, individually accounting for 16%, 15%, and 12%, respectively.

No vendor provided more than 10% of the Company’s purchases of raw materials for the fiscal year ended December 31, 2010. One major vendor provided approximately 16% of the Company’s purchases of raw materials for the year ended December 31, 2009.  Two major vendors provided 39% of the Company’s purchase of raw materials for the year ended December 31, 2008, individually accounting for 23% and 16%, respectively. The Company’s accounts payable to these vendors was $0 and $0 at December 31, 2010 and 2009, respectively.

The Company's operations are carried out in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC's economy. The Company's operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in the North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Restricted cash

Restricted cash represent amounts set aside by the Company in accordance with the Company’s debt agreements with certain financial institutions.  These cash amounts are designated for the purpose of paying down the principal amounts owed to the financial institutions, and these amounts are held at the same financial institutions with which the Company has debt agreements in the PRC.  Due to the short-term nature of the Company’s debt obligations to these banks, the corresponding restricted cash balances have been classified as current in the consolidated balance sheets.

Notes receivable

Notes receivable arose from sale of goods and represented commercial drafts issued by customers to the Company that were guaranteed by banks of the customers.  Notes receivables are interest-free with maturity dates of three or six months from date of issuance. The Company has the ability to submit request for payment to the customer’s bank earlier than the scheduled payment date, but will incur an interest charge and a processing fee.

Accounts receivable

Accounts receivable are presented net of an allowance for bad debts account. The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. The estimated loss rate is based on our historical loss experience and also contemplates current market conditions. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable, and known bad debts are written off against allowance for doubtful accounts when identified.

Inventories

Inventories are valued at the lower of cost or market value, as determined on a first-in, first-out basis, using the weighted average method. Management compares the cost of inventories with the market value and an allowance is made for writing down the inventories to its market value, if lower than cost. On an ongoing basis, inventories are reviewed for potential write-down for estimated obsolescence or unmarketable inventories equal to the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. When inventories are written-down to the lower of cost or market, they are not marked up subsequently based on changes in underlying facts and circumstances.  Inventories are composed of raw material for manufacturing electrical motors, work in process and finished goods within the Company’s warehouse premise or consigned at a customer site. The inventory allowance is made when the inventory’s market value is lower than the cost. The recovery of the reserve is only made through sale or disposition of such inventory items.

Plant and equipment

Plant and equipment are stated at cost, net of depreciation. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of plant and equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

Estimated Useful Life
Buildings	20-40 years
Vehicle	5-10 years
Office equipment	5-6 years
Production equipment	10-12 years

Construction in progress represents the costs incurred in connection with the construction of buildings or new additions to the Company’s plant facilities.  No depreciation is provided for construction in progress until such time as the assets are completed and placed into service. Maintenance, repairs and minor renewals are charged directly to expense as incurred. Major additions and betterment to buildings and equipment are capitalized. Interest incurred during construction is capitalized into construction in progress. All other interest is expensed as incurred.

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

The Company recognizes an impairment loss when estimated cash flows generated by those assets are less than the carrying amounts of the asset. Based on management review, the Company believes that there were no impairments as of December 31, 2010.

Goodwill and other intangible assets

Goodwill – the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed shall be recognized as goodwill.  Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the fourth quarter or more frequently if there are indicators of impairment exist. For purposes of our goodwill impairment test, a two-step test is used to identify the potential impairment and to measure the amount of goodwill impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

General intangibles other than goodwill

Intangible assets that are acquired individually or as part of a group of assets, other than those acquired in a business combination are initially recorded at their fair value. The cost of a group of assets acquired in a transaction is allocated to the individual assets based on their relative fair values. Goodwill does not arise in such a transaction. Intangible assets that are acquired in a business combination are accounted for in accordance with ASC Topic 805, Business Combinations. The costs of intangible assets that are developed internally, as well as the costs of maintaining or restoring intangible assets that have indeterminate lives or that are inherent in a continuing business and related to the entity as a whole, are expensed as incurred.

The accounting for intangible assets, other than goodwill, subsequent to acquisition is based on the asset’s useful life. The useful life of the intangible asset is the period over which the asset is expected to contribute directly or indirectly to the entity’s future cash flows. An asset for which no legal, regulatory, contractual, competitive, economic, or other factors limit its useful life is considered to have an indefinite useful life.

The Company evaluates intangible assets for impairment, at least annually and whenever events or changes in circumstances indicate that the assets might be impaired.  We perform our annual impairment test in the fourth quarter.

Our impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.  As of December 31, 2010, management believes there was no impairment.

Accounting for long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flow the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When we identify an impairment, we reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values.  As of December 31, 2010, management believes there was no impairment.

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Stock-based compensation

We record share-based compensation expense based upon the grant date fair value of share-based awards. The value of the award is principally recognized as expense ratably over the requisite service periods. We use the Black-Scholes Merton (“BSM”) option-pricing model, which incorporates various assumptions including volatility, expected life and interest rates to determine fair value. The Company’s expected volatility assumption is based on the historical volatility of Company’s stock. The expected life assumption is primarily based on the simplified method of the terms of the options. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The Company is required to measure the cost of the equity instruments issued in exchange for the receipt of goods or services from other than employees at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably determinable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services.

Stock compensation expense is recognized based on awards expected to vest.  GAAP requires forfeitures to be estimated at the time of grant and revised in subsequent periods, if necessary, when actual forfeitures differ from those estimates.  There were no estimated forfeitures as the Company has a short history of issuing options and the actual forfeitures during the history of issuing options were minimal.

Revenue recognition

The Company recognizes sales when title and risk of ownership are passed to the customer (which is at the date of shipment), when a formal arrangement exists, the price is fixed or determinable, no other significant obligations exist and collectability is reasonably assured. For products that are required to be examined by customers, sales revenue is recognized after the customer examination is passed. Payments received before all of the relevant criteria for revenue recognition are satisfied, are recorded as customer deposits.

In addition, revenue recognition could be negatively impacted by returns. For our linear motor and specialty micro-motor businesses, our products are custom products which are customer specific, and no returns are allowed. We warrant our product for repair, only in the event of defects for two years from the date of shipment.  We charge such costs to cost of goods sold. For our industrial rotary motor business, our products are standardized products and returns are allowed within three days upon receipt of products by customers. We provide product warranty for repair one year from the date of shipment. Historically, the returns and defects have not been material. Should returns increase in the future it would be necessary to adjust the estimates, in which case recognition of revenues could be delayed.

The Company also provides after-sale services to our customers. Service revenue is recognized as services are rendered, the customers have approved the completion of the services and invoices have been issued and collectability is reasonably assured. Customer billings for services not yet rendered are deferred and recognized as revenue as the services are rendered and the associated deferred revenue is included in current liabilities or long-term liabilities, as appropriate.

The Company recognizes revenues with regards to the sales of consigned inventories when the title and risks of ownership have been transferred to customers; customers provide a persuasive evidence to notify the Company, and upon receipt of the notification form from customers. The Company also performs periodic inventory counts to confirm the inventory quantities held on consignment.

Shipping and handling costs are included in selling, general and administrative costs and totaled $4,682,704, $2,896,231 and $1,665,628 for the fiscal years ended December 31, 2010, 2009 and 2008, respectively.

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Income taxes

The Company utilizes the asset and liability method of accounting for income taxes, under which deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.  GAAP also requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. As of January 1, 2007, income tax positions must meet a more-likely-than-not recognition threshold to be recognized.  A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.  Deferred tax assets of $377,727 and $0 mainly due to the temporary differences of commission expenses and warranty expenses between the financial statement and tax basis were recorded at December 31, 2010 and December 31, 2009, respectively. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the year incurred.  No significant penalties or interest relating to income taxes have been incurred during the fiscal years ended December 31, 2010, 2009 and 2008.  GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

The charge for taxation is based on the results for the reporting period as adjusted for items, which are non-assessable or disallowed.  It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

The Company’s operating subsidiaries located in PRC are subject to PRC income tax. Under the Income Tax Laws of PRC, a company is generally subject to income tax at an effective rate of 25% on income reported in the statutory financial statements after appropriated tax adjustments. HTFE is located in a specially designated region where HTFE is subject to a 10% EIT rate from January 1, 2008 to December 31, 2010. Weihai is currently at the standard 25% income tax rate.  Our operations under STFE was  income tax exempt from 2008 to 2009 and is subject to preferential income tax rate of 11% in 2010 since its located in an economic development zone.  Simo Motor is located in the Province of Shaanxi which is in the mid-west region of China, a specially designated region where the government grants special income tax rates to qualified entities.  Simo Motor qualifies for the “Go-west” special income tax rate of 15% promulgated by the government and therefore is subject to a 15% EIT rate from year 2007 to 2010.

The Company’s subsidiaries were paying the following tax rate for the fiscal years ended December 31:

	2010		2009		2008
Subsidiaries	Income Tax Exemption	Effective Income Tax Rate	Income Tax Exemption	Effective Income Tax Rate	Income Tax Exemption	Effective Income Tax Rate
HTFE	15%	10%	15%	10%	15%	10%

Weihai (a)	-	25%	-	25%	-	25%

STFE (b)	14%	11%	25%	-	25%	-

Simo Motor (c)	10%	15%	10%	15%	n/a	n/a

(a) Weihai was acquired in July 2008 and the tax rate only applied to its results of operations included in the consolidated financial statements, which is the six months period ended December 31, 2008 and the fiscal years ended December 31, 2010 and 2009.

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

(b) STFE was income tax exempt for the years ended December 31, 2009 and 2008, and no operational income was generated for the year ended December 31, 2008.

(c) Simo Motor was acquired in October 2009 and the tax rate only applied to its results of operations included in the consolidated financial statements, which is the three months ended December 31, 2009 and the fiscal year ended December 31, 2010.

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the fiscal years ended December 31:

	2010	2009	2008
U.S. Statutory rates	34%	34%	34%
Foreign income not recognized in USA	-34	-34	-34
China income taxes	25	25	25
Tax exemption	-10	-14	-14
Other items (d)	1	14	4
Effective income taxes	16%	25%	15%

(d)  The 1 % represents the $6,497,359 of expenses incurred by the Company, and its US subsidiaries AEM and AAG that are not subject to PRC income tax for the year ended December 31, 2010.

The 14 % represents the $34,762,948 of expenses incurred by the Company, and its US subsidiaries AEM and AAG that are not subject to PRC income tax for the year ended December 31, 2009.

The 4 % represents the $12,182,478 of expenses incurred by the Company, and its US subsidiaries AEM and AAG that are not subject to PRC income tax for the year ended December 31, 2008.

The estimated tax savings for the fiscal years ended December 31, 2010, 2009 and 2008 amounted to $9,868,735, $8,638,041 and $6,007,426, respectively. The net effect on earnings per share attributable to controlling interest had the income tax been applied would decrease earnings per share from $2.47 to $2.15 in 2010, $0.77 to $0.43 in 2009 and $1.25 to $0.95 in 2008.

Harbin Electric, AEM and AAG were organized in the United States and have incurred net operating losses for income tax purposes for the fiscal year ended December 31, 2010.  The net operating loss carry forwards for United States income taxes for Harbin Electric and AEM amounted to approximately $34.7 million which may be available to reduce future years’ taxable income. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s limited operating history and continuing losses for United States income tax purposes.  Accordingly, the Company has provided a 100% valuation allowance on the deferred tax asset benefit to reduce the asset to zero.  The net change in the valuation allowance for the fiscal year ended December 31, 2010 was an increase of approximately $1.8 million. Management will review this valuation allowance periodically and make adjustments accordingly. AAG started to use the net operating loss carry forwards from previous years in the amount of $288,404 to reduce its taxable income generated in 2010. The remaining carry forwards will expire, if not utilized, starting from 2027 through 2030.

The Company has cumulative undistributed earnings of foreign subsidiaries of approximately $240 million as of December 31, 2010, which is included in consolidated retained earnings and will continue to be indefinitely reinvested in international operations.  Accordingly, no provision has been made for U.S. deferred taxes related to future repatriation of these earnings, nor is it practicable to estimate the amount of income taxes that would have to be provided if we concluded that such earnings will be remitted in the future.

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Value added tax

Sales revenue represents the invoiced value of goods, net of a value-added tax (“VAT”). All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing their finished product. The Company recorded VAT Payable and VAT receivable net of payments in the financial statements. The VAT tax return is filed offsetting the payables against the receivables.

VAT on sales and VAT on purchases amounted to $78,709,318 and $53,307,583 for the fiscal year ended December 31, 2010, respectively.  VAT on sales and VAT on purchases amounted to $40,292,224 and $25,943,303 for the fiscal year ended December 31, 2009, respectively. VAT on sales and VAT on purchases amounted to $12,278,874 and $7,217,430 for the fiscal year ended December 31, 2008, respectively.  Sales and purchases are recorded net of VAT collected and paid as the Company acts as an agent for the government.

Advertising costs

The Company expenses the cost of advertising as incurred in selling, general and administrative costs. The Company incurred $86,463, $139,252 and $230,307 for the fiscal years ended December 31, 2010, 2009 and 2008, respectively.

Research and development costs

Research and development costs are expensed as incurred.  The costs of material and equipment that are acquired or constructed for research and development activities and have alternative future uses are classified as plant and equipment and depreciated over their estimated useful lives.

Noncontrolling interest

The Company owns 100% of Simo Motor. The 0.05% of noncontrolling interest was indirectly from Simo Motor’s subsidiary Qishan Simo Moulding Co, Ltd.  Effective July 1, 2010, 49% of AAG and SAAG was owned by noncontrolling interests, Shelton Technology, LLC, a Michigan limited liability company.

Fair value of financial instruments

On January 1, 2008, the Company began recording financial assets and liabilities subject to recurring fair value measurement at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. On January 1, 2009, the Company began recording non-recurring financial as well as all non-financial assets and liabilities subject to fair value measurement under the same principles. These fair value principles prioritize valuation inputs across three broad levels. The three levels are defined as follows:

-	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

-
Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

-	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Effective January 1, 2009, a total of 2,030,158 warrants previously treated as equity pursuant to the derivative treatment exemption is no longer afforded equity treatment because the strike price of the warrants is denominated in US dollar, a currency other than the Company’s functional currency, the Chinese RMB.  As a result, the warrants are not considered indexed to the Company’s own stock, and as such, all future changes in the fair value of these warrants will be recognized currently in earnings until such time as the warrants are exercised or expired. The Company reclassified the fair value of these warrants from equity to liability, as if these warrants were treated as a derivative liability since their issuance in August 2006. On January 1, 2009, the Company reclassified from additional paid-in capital, as a cumulative effect adjustment, $6.1 million to beginning retained earnings and $7.4 million to warrant liabilities to recognize the fair value of such warrants. As of December 31, 2010 and 2009, the Company has 183,348 and 366,697 warrants outstanding. The fair value of the outstanding warrants was approximately $1.5 million and $4.6 million, respectively.  The Company recognized a total of $574,131 gain and a total of $13,214,525 loss from the change in fair value of the warrants for the fiscal years ended December 31, 2010 and 2009, respectively.

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

These common stock purchase warrants do not trade in an active securities market, and as such, we estimate the fair value of these warrants using the Black-Scholes Option Pricing Model using the following assumptions:

	December 31, 2010	December 31, 2009	January 1, 2009
			(Unaudited)
Annual dividend yield	-	-	-
Expected life (years)	1.67	2.67	3.67
Risk-free interest rate	0.51%	1.51%	1.20%
Expected volatility	61%	68%	66%

Expected volatility is based primarily on historical volatility. Historical volatility was computed using daily pricing observations for recent periods that correspond to the term of the warrants. We believe this method produces an estimate that is representative of our expectations of future volatility over the expected term of these warrants. We have no reason to believe future volatility over the expected remaining life of these warrants likely to differ materially from historical volatility. The expected life is based on the remaining term of the warrants. The risk-free interest rate is based on U.S. Treasury securities according to the remaining term of the warrants.

	Carrying Value as of December 31, 2010	Fair Value Measurements at December 31, 2010 Using Fair Value Hierarchy
	(Unaudited)	Level 1	Level 2	Level 3

Fair value of warrant liabilities	$1,526,530		$1,526,530

Other than the warranty liabilities, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Recent accounting pronouncements

In September 2009, the FASB issued new accounting guidance related to the revenue recognition of multiple element arrangements. The new guidance states that if vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. The accounting guidance will be applied prospectively and became effective during the first quarter of 2011. Early adoption was allowed. The Company adopted this guidance beginning January 1, 2011 and does not expect this accounting guidance to materially impact its financial statements.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash, which clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share). The amendments in this update are effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The Company’s adoption of this ASU did not have a material impact on its consolidated financial statements.

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

In January 2010, the FASB issued ASU No. 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification, which affects accounting and reporting by an entity that experiences a decrease in ownership in a subsidiary that is a business or nonprofit activity. This ASU also affects accounting and reporting by an entity that exchanges a group of assets that constitutes a business or nonprofit activity for an equity interest in another entity. The amendments in this update are effective beginning in the period that an entity adopts ASU 810-10, Consolidations. If an entity has previously adopted ASU 810-10 as of the date the amendments in this update are included in the Accounting Standards Codification, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The amendments in this update should be applied retrospectively to the first period that an entity adopted ASU 810-10. The Company’s adoption of this ASU did not have a material impact on its consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06 Fair Value Measurement and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This guidance provides for the following new required disclosures related to fair value measurements: 1) the amounts of and reasons for significant transfers in and out of level one and level two inputs and 2) separate presentation of purchases, sales, issuances, and settlements on a gross basis rather than as one net number for level three reconciliations. The guidance also clarifies the existing disclosures as follows: 1) provide fair value measurement disclosures for each class of assets and liabilities and 2) provide disclosures about the valuation techniques and inputs used for both recurring and nonrecurring level two or level three inputs. The Company has adopted this standard, but it did not have a material effect on the Company's consolidated balance sheet or required financial statement disclosures.

In April 2010, the FASB issued ASU 2010-13, Compensation -Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial porting of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company’s adoption of this ASU did not have a material impact on its consolidated financial statements.

In September 2010, the FASB issued Accounting Standard Update 2010-25, Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans. This ASU clarifies how loans to participants should be classified and measured by defined contribution plans and how International Financial Reporting Standards compare to these provisions. The amendments in this update are effective for fiscal years ending after December 15 2010. The Company’s adoption of this ASU did not have a material impact on its consolidated financial statements.

In December 2010, the FASB issued Accounting Standard Update 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU modified Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. For public entities, the amendments in the ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company`s adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

In December 2010, the FASB issued Accounting Standard Update 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU specifies that, if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 is effective prospectively for business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company`s adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications have no effect on net income or cash flows.

Restatements

In connection with the acquisition of Simo Motor, an error in the Company’s recording for acquired balance of Accounts Receivable and Inventory was identified in the Company’s 2009 and 2010 Annual Report on Form 10-K. For the Simo Motor acquisition occurred in the October 2009, the Company recorded acquired accounts receivables and inventory at the acquisition-date fair value. However, the fair value was disclosed on the Company’s 2009 Annual Report on Form 10-K with the original book value, reduced by a separate valuation allowance. Based on accounting guidance related to Business Combination, Paragraphs 805-20-30-1, a separate valuation allowances is not recognized for assets that are recorded at fair value at the acquisition date. Topic 805 requires assets, which include receivables and loans, to be measured at their acquisition-date fair value without a separate valuation allowance. The Consolidated Statements of Cash Flows for 2009 and 2010 and Notes 6, 7 and 9 have been restated where applicable to correct the recording error. The only line items affected in the Consolidated Statements of Cash Flows are provision for (recovery of) accounts receivable & other receivable, provision for inventory reserve, accounts receivable, and inventories. No other financial statements were impacted as only net numbers were stated on the balance sheet.

The Company restated its 2009 and 2010 Consolidated Statements of Cash Flow included in the Annual Report on Form 10-K/A as follows.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 and 2009

	2010		2009
	(As Previously Reported)	(As Restated)	(As Previously Reported)	(As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income attibutable to noncontrolling interest	$2,432,411	$2,432,411	$3,491,414	$3,491,414
Net income attibutable to controlling interest	76,815,346	76,815,346	19,646,781	19,646,781
Consolidated net income	79,247,757	79,247,757	23,138,195	23,138,195
Adjustments to reconcile net income to cash
provided by (used in) operating activities:
Depreciation	8,027,525	8,027,525	3,563,602	3,563,602
Amortization of intangible assets	1,638,801	1,638,801	1,166,304	1,166,304
Amortization of debt issuance costs	362,451	362,451	1,313,024	1,313,024
Amortization of debt discount	1,439,790	1,439,790	10,949,344	10,949,344
Provision for (recovery of) accounts receivable & other receivable	7,205,988	7,205,988	(437,191)	(38,656)
Provision for inventory reserve	1,549,882	1,600,752	-	710,175
Share-based compensation	994,779	994,779	1,211,037	1,211,037
Realized loss on extinguishment of derivative liability	-	-	9,000,000	9,000,000
Realized gain on repurchase of notes payable	-	-	(4,155,000)	(4,155,000)
Loss on disposal of equipment	792,417	792,417	1,305,831	1,305,831
Gain on disposal of intangiable assets	-	-	(89,955)	(89,955)
Change in fair value of warrants	(574,131)	(574,131)	13,214,525	13,214,525
Loss on sale of subdivision	623,158	623,158	-	-

Change in operating assets and liabilities
Notes receivable	(1,203,746)	(1,203,746)	352,233	352,233
Accounts receivable	2,714,677	2,714,677	69,474	(329,061)
Inventories	11,576,990	11,526,120	12,174,305	11,464,130
Other assets, current	2,604,927	2,604,927	(1,321,224)	(1,321,224)
Advances on inventory purchases	(3,697,854)	(3,697,854)	(151,787)	(151,787)
Other assets, non-current	330,641	330,641	98,624	98,624
Accounts payable	(20,776,901)	(20,776,901)	(1,660,309)	(1,660,309)
Customer deposits	(3,769,686)	(3,769,686)	(4,052,825)	(4,052,825)
Accrued liabilities & other payables	4,519,337	4,519,337	(2,483,281)	(2,483,281)
Taxes payable	(323,954)	(323,954)	(688,173)	(688,173)
Net cash provided by operating activities	93,282,848	93,282,848	62,516,753	62,516,753

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired through acquisition	-	-	11,092,963	11,092,963
Payment for advances on non-current assets	-	-	(4,317,899)	(4,317,899)
Payment for advances on intangible assets	(395,009)	(395,009)	-	-
Payment for advances on equipment purchases	(36,983,064)	(36,983,064)	-	-
Purchase of intangible assets	(94,373)	(94,373)	(9,969)	(9,969)
Purchase of plant and equipment	(19,510,180)	(19,510,180)	(8,478,159)	(8,478,159)
Proceeds from disposal of plant and equipment	206,509	206,509	282,877	282,877
Additions to construction-in-progress	(1,010,284)	(1,010,284)	(3,733,692)	(3,733,692)
Payment to original shareholders for acquisition	(27,230,236)	(27,230,236)	(83,958,460)	(83,958,460)
Payment to acquire noncontrolling interests	(27,684,220)	(27,684,220)	-	-
Deconsolidation of cash held in disposed subdivisions	(602,948)	(602,948)	-	-
Proceeds from sale of controlling interests in subsidiaries	1,846,105	1,846,105	-	-
Net cash used in investing activities	(111,457,700)	(111,457,700)	(89,122,339)	(89,122,339)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease (increase) in restricted cash	2,516,199	2,516,199	(2,992,096)	(2,992,096)
Net proceeds from stock issuance	-	-	107,491,950	107,491,950
Proceeds received from exercise of warrants and options	1,987,503	1,987,503	11,913,499	11,913,499
Deposit to secure investment in cross currency hedge	-	-	1,000,000	1,000,000
Payment on cross currency hedge	(1,517,000)	(1,517,000)	(9,000,000)	(9,000,000)
Payment to related party	1,517,000	1,517,000	-	-
Payment on notes payable	(9,100,000)	(9,100,000)	(32,745,000)	(32,745,000)
Proceeds from notes payable-short term	1,913,542	1,913,542	6,151,756	6,151,756
Payment on notes payable-short term	(4,413,968)	(4,413,968)	(5,125,486)	(5,125,486)
Proceeds from short term loan-bank	23,374,520	23,374,520	15,020,201	15,020,201
Repayment of short term loan-bank	(37,786,835)	(37,786,835)	(18,872,916)	(18,872,916)
Proceeds from short term loan-other	1,076,807	1,076,807	-	-
Repayment of short term loan-other	(6,349,035)	(6,349,035)	-	-
Repayment of long term loan-bank	-	-	(1,466,700)	(1,466,700)
Proceeds from long term loan-bank	49,570,000	49,570,000	-	-
Dividend payment to shareholders	-	-	(150,071.00)	(150,071.00)
Net cash provided by financing activities	22,788,733	22,788,733	71,225,137	71,225,137

EFFECTS OF EXCHANGE RATE CHANGE ON CASH	1,237,589	1,237,589	(129,414)	(129,414)

INCREASE IN CASH	5,851,470	5,851,470	44,490,137	44,490,137

Cash and cash equivalents, beginning of period	92,902,400	92,902,400	48,412,263	48,412,263

Cash and cash equivalents, end of period	$98,753,870	$98,753,870	$92,902,400	$92,902,400

Note 3 – Disposal of subdivisions

Effective April 1, 2010, Simo Motor, a PRC subsidiary of the Company, sold its equity interests in its three subsidiaries, Tianjin Simo, Science and Technology and Imports and Exports, to certain shareholders of these three subsidiaries.  As a result of the above dispositions, Simo Motor no longer owns any of the outstanding equity of these three subsidiaries.  The Company evaluates the impact of the disposal of the above entities, which results in the Company failing the test in ASC 205-20-45.  The failure of this test therefore does not require the classification of the disposal of the above entities as a discontinued operation.  The aggregate sales price for the equity interests in Tianjin Simo, Science and Technology and Imports and Exports is RMB12.55 million (US$1.84 million).  A net loss of $623,158 was recorded in loss from disposal of subdivisions, net of income taxes in the Company’s Consolidated Statement of Operations.

Note 4 – Acquisition of the noncontrolling interests

Effective April 1, 2010, Simo Motor, a PRC subsidiary of the Company, acquired all of the equity interests in its four subsidiaries, Lamination, A’Da Motor, Moulds, and Transportation. As a result of the above acquisitions, Simo Motor now owns 100% of the outstanding equity of these four subsidiaries. The aggregate purchase price for the equity interests in these four subsidiaries is $27.60 million and it was fully paid as of December 31, 2010.

The effects of changes in the Company’s ownership interest in its subsidiaries are below:

2010

Net income attributable to controlling interest	$76,815,346
Transfer (to) from the noncontrolling interest
Decrease in Paid-in Capital for purchase of noncontrolling interests	(5,387,208)
Change from net income attributable to controlling interest and transfers (to) from noncontrolling interest	71,428,138

Note 5 – Supplemental disclosure of cash flows

The Company prepares its statements of cash flows using the indirect method as defined under the ASC Topic 230. The following information relates to non-cash investing and financing activities for the years ended December 31, 2010, 2009 and 2008.

Total interest paid amounted to $3,466,261, $4,581,551 and $4,441,698 for the fiscal years ended December 31, 2010, 2009 and 2008, respectively.

Total income tax paid amounted to $14,383,934, $7,612,524 and $4,509,648 for the fiscal years ended December 31, 2010, 2009 and 2008, respectively.

For the year ended December 31, 2010, accounts payable in the amount of $394,053, other payable in the amount of $1,209,712, other receivable in the amount of $552,316, and notes receivable in the amount of $449,730  were used for plant and equipment purchases.

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

For the year ended December 31, 2010, accounts receivable in the amount of $605,945, accounts payable in the amount of $200,449 and other payable in the amount of $173,701 were received as proceeds from disposal of equipments.

For the year ended December 31, 2010, plant and equipment in the amount of $574,668 and accumulated depreciation in the amount of $529,739 was transferred to asset held for sale and construction-in-progress in the amount of $94,665 was transferred into plant.

For the fiscal year ended December 31, 2010, intangible assets in the amount of $2,882,353 was contributed to AAG in exchange for 49% of ownership interest.

Note 6 – Accounts receivable

Accounts receivable consisted of the following:

	December 31,	December 31,
	2010	2009

Accounts receivable	$93,392,999	$93,437,360
Less: allowance for bad debts	(7,493,667)	(114,475)
Accounts receivable, net	$85,899,332	$93,322,885

The following table consists of allowance for bad debts:

Allowance for bad debts at January 1, 2009	$153,155
Recovery of bad debts	(38,656)
Accounts receivable write off	-
Effect of foreign currency translation	(24)
Allowance for bad debts at December 31, 2009	114,475
Increase in allowance	7,686,302
Negative provisions for allowance	(233,660)
Accounts receivable write off	-
Effect of foreign currency translation	(73,450)
Allowance for bad debts at December 31, 2010	$7,493,667

For the Simo Motor acquisition, the Company recorded acquired accounts receivables at the acquisition-date fair value. However, the fair value was disclosed on the Company’s Form 10-K for the year ended December 31, 2009 with the original book value, reduced by a separate valuation allowance. Based on accounting guidance related to Business Combination, Paragraphs 805-20-30-1, a separate valuation allowances is not recognized for assets that are recorded at fair value at the acquisition date. Topic 805 requires assets, which include receivables and loans, to be measured at their acquisition-date fair value without a separate valuation allowance. As a result, the Company made a reclassification as follows as of December 31, 2009. No financial statement captions were impacted as only net numbers were stated on the balance sheet.

	December 31, 2009	Reclassification	December 31, 2009
			(Restated)
Accounts receivable	$97,302,153	$(3,864,793)	$93,437,360

Less: allowance for bad debts	(3,979,268)	3,864,793	(114,475)

Accounts receivable, net	$93,322,885	$-	$93,322,885

Note 7 – Inventories

The following is a summary of inventories by major category:

	December 31,	December 31,
	2010	2009

Raw and packing materials	$8,673,719	$8,923,098
Work in process	20,819,664	25,176,195
Finished goods	29,252,978	23,447,325
Finished goods - consignment	6,421,301	18,077,870
Inventory valuation allowance	(2,324,106)	(710,611)
Total inventories, net	$62,843,556	$74,913,877

As of December 31, 2010 and December 31, 2009, total inventory valuation allowance amounted to $2,324,106 and $710,611.

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Allowance for inventory valuation at January 1, 2009	$-
Additional reserves	710,175
Recovery of reserves	-
Effect of foreign currency translation	436
Allowance for inventory valuation at December 31, 2009	710,611
Additional reserves	3,940,870
Recovery of reserves	(2,340,118)
Effect of foreign currency translation	12,743
Allowance for inventory valuation at December 31, 2010	$2,324,106

For the Simo Motor acquisition, the Company recorded acquired inventory at the acquisition-date fair value. However, the fair value was disclosed on the Company’s Form 10-K for the year ended December 31, 2009 with the original book value, reduced by a separate valuation allowance. Based on accounting guidance related to Business Combination, Paragraphs 805-20-30-1, a separate valuation allowances are not recognized for assets that are recorded at fair value at the acquisition date. Topic 805 requires assets, which include receivables and loans, to be measured at their acquisition-date fair value without a separate valuation allowance. As a result, the Company made a reclassification as follows as of December 31, 2009. No financial statement captions were impacted as only net numbers were stated on the balance sheet.

	December 31, 2009	Reclassification	December 31, 2009
			(Restated)
Raw and packing materials	$11,826,804	$(2,903,706)	$8,923,098
Work in process	28,434,522	(3,258,327)	25,176,195
Finished goods	25,471,544	(2,024,219)	23,447,325
Finished goods - consignment	18,077,870	-	18,077,870
Inventory valuation allowance	(8,896,863)	8,186,252	$(710,611)
Total inventory, net	$74,913,877	$-	$74,913,877

Note 8 – Advances on inventory purchases

The Company makes advances to certain vendors for inventory purchases.  The advances on inventory purchases were $15,893,866 and $11,718,544 as of December 31, 2010 and 2009, respectively.

Note 9 – Plant and equipment

The following table presents details of our property and equipment:

	December 31,	December 31,
	2010	2009

Buildings	$90,434,596	$88,081,895
Office equipment	3,380,045	1,437,761
Production equipment	45,564,179	28,801,414
Vehicles	2,335,906	3,633,367
Assets held for sale	46,071	-
Construction in progress	43,172,049	40,504,272
Total	184,932,846	162,458,709
Less: accumulated depreciation	(11,858,708)	(6,094,161)
Property and equipment, net	$173,074,138	$156,364,548

Construction in progress represents labor costs, material, capitalized interest incurred in connection with the construction of the new plant facility in Shanghai and the construction and installation of manufacturing equipment in HTFE, Weihai and Simo Motor.  Construction in progress as of December 31, 2010, consisted of the following:

No.	Project Description	December 31, 2010	Commencement Date	Expected completion date

1	Building construction for STFE facility	$6,492,317	5/13/2009	5/30/2011
2	Manufacturing machinery and equipment for STFE	34,853,892	12/12/2008	7/31/2011
3	Building construction for Weihai facility	1,015,939	8/20/2010	12/31/2011
4	Building construction for Simo facility	809,901	11/30/2010 & 12/29/2010	12/31/2011
	Total	$43,172,049

Depreciation expense for the fiscal years ended December 31, 2010, 2009, and 2008 amounted to $8,027,525, $3,563,602, and $1,608,724, respectively.

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

For the fiscal years ended December 31, 2010 and 2009, a total of $161,584 and $3,540,156 of interest were capitalized into construction in progress, respectively.

At STFE, approximately $25 million of assets were transferred from balance sheet account Advances on Plant and Equipment Purchases into balance sheet account Plant and Equipment, Net on August 26, 2010 according to invoiced amount and the Company started recording related depreciation expenses in the third quarter of 2010.  The depreciation expenses recorded for the three months and nine months ended September 30, 2010 were $418,626. The depreciation expenses for the fourth quarter ended December 31, 2010 amounted to $633,916.

During the Company’s annual audit, the auditors and management discovered that the aforementioned $25 million of production equipment at STFE was invoiced but had not yet been received as of December 31, 2010.  As a result, this amount was reclassified back to balance sheet account Advances on Plant and Equipment Purchases as an audit adjustment.  And all of the depreciation expenses recorded in the third and fourth quarter of 2010 since transfer, which amounted to $1,052,542, were reversed out of the income statement for the year ended December 31, 2010 as part of the audit adjustment.  Since the error was discovered in the annual audit, balance sheet accounts Advances on Plant and Equipment Purchases and Plant and Equipment, Net as well as depreciation expenses in the Consolidated Statements of Operations and Other Comprehensive Income were all correctly stated for the fiscal year ended December 31, 2010.

At the Company’s annual audit, the auditors and management also discovered that approximately $6 million of assets in balance sheet account Construction in Progress at Weihai were paid for according to invoiced amount but had not yet been received as of December 31, 2010. As a result, the amount was reclassified back to balance sheet account Advances on Plant and Equipment Purchases as an audit adjustment.  Since the error was discovered in the annual audit, balance sheet accounts Advances on Plant and Equipment Purchases and Plant and Equipment, Net were all correctly stated for the fiscal year ended December 31, 2010.  The reclassification had no impact on the Consolidated Statements of Operations and Other Comprehensive Income for the fiscal year ended December 31, 2010.

The Company did not restate its third quarter financial statements as the impact was immaterial. The impact on the financial position as of September 30, 2010 had these adjustments been recorded was as follows:

	September 30, 2010	Reclassification		September 30, 2010
				(Restated)
Total current assets	$243,689,667	$-		$243,689,667
		(5,932,509	)(a)
PLANT & EQUIPMENT, net	200,725,156	(24,888,849	)(b)	169,903,798
OTHER ASSETS:
Debt issuance costs, net	-	-		-
		5,932,509	(a)
Advances on non-current assets	22,532,583	24,888,849	(b)	53,353,941
Goodwill	53,109,595	-		53,109,595
Other intangible assets, net	23,336,090	-		23,336,090
Other assets, non-current	1,063,957	-		1,063,957
Total other assets	100,042,225	-		130,863,583

Total assets	$544,457,048	$-		$544,457,048

(a)	Representing amount transferred from construction in progress to advances on plant and equipment purchases at Weihai

(b)	Representing amount transferred from Plant and Equipment, Net to advances on plant and equipment purchases at STFE

The resulting effects on the net income and any per-share amounts for the three months and nine months ended September 30, 2010 had these adjustments been recorded were as follows:

	Three Months Ended September 30, 2010	Reverse of Depreciation Expenses	Three Months Ended September 30, 2010
			(Restated)
INCOME BEFORE PROVISION FOR INCOME TAXES	$21,157,856	$418,626	$21,576,482
PROVISION FOR INCOME TAXES	3,296,165	(46,049)	3,250,116
NET INCOME BEFORE NONCONTROLLING INTEREST	$17,861,691	$464,675	$18,326,366
NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	$17,872,932	$464,675	$18,337,607

EARNINGS PER SHARE
Basic
Weighted average number of shares	31,067,471	31,067,471	31,067,471
Earnings per share before noncontrolling interest	$0.57	$0.02	$0.59
Earnings per share attributable to controlling interest	$0.58	$0.01	$0.59
Earnings per share attributable to noncontrolling interest	$-	$-	$-

Diluted
Weighted average number of shares	31,281,802	31,281,802	31,281,802
Earnings per share before noncontrolling interest	$0.57	$0.02	$0.59
Earnings per share attributable to controlling interest	$0.57	$0.02	$0.59
Earnings per share attributable to noncontrolling interest	$-	$-	$-

	Nine Months Ended September 30, 2010	Reverse of Depreciation Expenses	Nine Months Ended September 30, 2010
			(Restated)
INCOME BEFORE PROVISION FOR INCOME TAXES	$77,593,724	$418,626	$78,012,350
PROVISION FOR INCOME TAXES	11,150,418	(46,049)	11,104,369
NET INCOME BEFORE NONCONTROLLING INTEREST	$66,443,306	$464,675	$66,907,981
NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	$64,101,424	$464,675	$64,566,099

EARNINGS PER SHARE
Basic
Weighted average number of shares	31,067,471	31,067,471	31,067,471
Earnings per share before noncontrolling interest	$2.14	$0.01	$2.15
Earnings per share attributable to controlling interest	$2.06	$0.01	$2.07
Earnings per share attributable to noncontrolling interest	$0.08	$-	$0.08

Diluted
Weighted average number of shares	31,327,763	31,327,763	31,327,763
Earnings per share before noncontrolling interest	$2.12	$0.01	$2.13
Earnings per share attributable to controlling interest	$2.05	$0.01	$2.06
Earnings per share attributable to noncontrolling interest	$0.07	$-	$0.07

Note 10 – Advances on non-current assets

Advance for intangible assets

The advances for intangible assets consisted of land use right prepayment. As of December 31, 2010 and 2009, advances for intangible assets amounted to $3,645,361 and $3,133,512, respectively.

On September 8, 2006, HTFE entered into an agreement ("Land Use Agreement") with Shanghai Lingang Investment and Development Company Limited ("Shanghai Lingang") with respect to HTFE’s use of 40,800 square meters of State-owned land in the Shanghai Zhuqiao Airport Industrial Zone (the "Site").  The size of the land used by HTFE was later revised to a total of approximately 53,000 square meters. The term of the land use agreement is 50 years and the aggregate amount HTFE shall pay to Shanghai Lingang is approximately $6.28 million (RMB 42,840,000) ("Fee"), approximately 96.8% or $6.08 million (RMB 41,452,020) has been paid, as of December 31, 2010. HTFE shall register a Sino-foreign joint venture company at the location of Shanghai Lingang, with taxes payable at the same location. HTFE has agreed to compensate Shanghai Lingang for certain local taxes due to the local tax authority in connection with applicable tax generation requirements.

Advance on plant and equipment purchases

The Company makes advances to certain vendors for equipments and construction projects.  The advances on equipment and construction amounted to $48,830,831 and $10,532,902 as of December 31, 2010 and 2009, respectively.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 11 – Goodwill and other intangible assets

Net intangible assets consist of the following at:

	December 31, 2010	December 31, 2009

Goodwill on 2008 Acquisition of Weihai	$12,692,107	$12,273,778
Goodwill on 2009 Acquisition of Simo Motor	42,227,631	41,799,976
Total goodwill	54,919,738	54,073,754
Land use rights	17,794,376	17,481,972
Patents	6,940,543	6,702,983
Software	16,648	95,110
Intellectual property	2,594,118	-
Customer lists	288,235	-
Total goodwill and other intangible assets	82,553,658	78,353,819
Less: accumulated amortization	(4,486,841)	(2,807,594)
Intangible assets, net	$78,066,817	$75,546,225

Amortization expense for the fiscal years ended December 31, 2010, 2009 and 2008 amounted to $1,638,801, $1,166,304 and $1,032,674, respectively.

The Company uses the purchase method of accounting for business combinations. Annual testing for impairment of goodwill is performed during the fourth quarter of each year unless events or circumstances indicate earlier impairment testing is required. No impairment loss was recognized for the fiscal years ended December 31, 2010, 2009 and 2008. As a result of the disposition of the three subdivisions, effective April 1, 2010, Simo Motor no longer owns any of the outstanding equity of Tianjin Simo, Science and Technology, and Imports and Exports (see Note 3 for more discussion). Goodwill of these three subdivisions in the amount of $964,159 was included in the carrying amount of the reporting unit in determining the gain or loss on disposal.

	Weihai	Simo Motor	Total

Goodwill, as of December 31, 2009	$12,273,778	$41,799,976	$54,073,754

Disposal of subsidiaries	-	(964,159)	(964,159)

Effect of foreign currency translation	418,329	1,391,814	1,810,143

Goodwill, as of December 31, 2010	$12,692,107	$42,227,631	$54,919,738

Note 12 – Taxes payable

Taxes payable consisted of the following:
	December 31, 2010	December 31, 2009

VAT tax payable	$1,930,544	$3,473,092
Individual income tax withholding payable	84,965	71,563
Corporation income tax payable	3,672,511	2,825,545
Others miscellaneous tax payable	2,517,787	1,863,662
Total	$8,205,807	$8,233,862

Note 13 – Financing

On August 29, 2006, the Company, Citadel Equity Fund Ltd. (“Citadel”) and Merrill Lynch International (“Merrill Lynch” and, together with Citadel, the “Investors”) entered into a purchase agreement (the “Purchase Agreement”) relating to the purchase and sale of (a) $50 million aggregate principal amount of the Company's Guaranteed Senior Secured Floating Rate Notes (collectively, the “Notes”) and (b) fully detachable warrants (the “Warrants”) to purchase an aggregate of 3,487,368 shares of our common stock. The transaction closed on August 30, 2006.

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

On June 1, 2009, the Company and Citadel entered into a Letter Agreement (the “Citadel Agreement”). Pursuant to the Citadel Agreement, the Company was granted the option to repurchase, all (but not part), of the $26.5 million 2012 Notes held by Citadel before August 31, 2009 (“the Proposed 2012 Notes Repurchase”).  On August 4, 2009, the Company notified Citadel that pursuant to the Citadel Agreement (i) the Company was exercising its option to consummate the Proposed 2012 Notes Repurchase and (ii) the Proposed 2012 Notes Repurchase shall be consummated on August 11, 2009 (the “Citadel Repurchase Date”) at an aggregate Citadel Repurchase Price of $23,131,997 to be paid in cash, which Repurchase Price shall be comprised of $22,525,000 representing 85% of the $26,500,000 aggregate principal amount of the 2012 Notes held by Citadel (the “Citadel Notes”) plus $606,997 representing accrued and unpaid interest on the Citadel Notes to but excluding the Repurchase Date. On August 11, 2009, the Company made cash payment in accordance with terms of the Citadel Agreement and recorded a gain of $3,975,000 from the repurchase transaction.  Subsequently, the Company made principal payment of $2,400,000 in September 2009, $3,800,000 in March 2010, and $5,300,000 in September 2010. Thus, the 2012 Notes was fully paid off in September 2010.

On July 14, 2009, the Company entered into a Letter Agreement with Merrill Lynch International and ABN AMRO Bank N.V., London Branch (the “Merrill Agreement”). Pursuant to the Merrill Agreement, the Company was granted the option to repurchase, all (but not part),  of the remaining $6 million 2010 Notes held by Merrill Lynch International ($3 million) and ABN AMRO Bank N.V., London Branch  ($3 million) before July 31, 2009.  On July 31, 2009, the Company paid a total of $5,983,844 to repurchase the 2010 Notes, which amount was comprised of $5,820,000 representing 97% of the $6,000,000 aggregate principal amount of the 2010 Notes held by the Holders plus $163,844 representing accrued and unpaid interest on the 2010 Notes to but excluding the Repurchase Date. As of August 5, 2009, the repurchase have been completed and the 2010 Notes were cancelled and the Company recorded a gain of $180,000 from the repurchase transaction.

The Warrants are governed by a warrant agreement, dated August 30, 2006, between AEM and The Bank of New York, as warrant agent. The Warrants consist of (i) six-year warrants to purchase an aggregate of 2,192,308 shares of our common stock, at an exercise price of $7.80 per share (the “First Tranche 2012 Warrants”), (ii) six-year warrants to purchase an aggregate of 525,830 shares of our common stock at an exercise price of $10.84 per share (the “Second Tranche 2012 Warrants”) and (iii) three-year warrants to purchase an aggregate of 769,230 shares of our common stock at an exercise price of $7.80 per share (the “2009 Warrants”).

The First Tranche 2012 Warrants and the Second Tranche 2012 Warrants were issued to Citadel, and the 2009 Warrants were issued to Merrill. Each Warrant is exercisable at the option of the Warrant holder at any time through the maturity date of such Warrant.

The warrant agreements contain a cashless exercise provision.  During the year ended December 31, 2009, 234,615 of 2009 Warrants outstanding were exercised by cashless transaction and 85,227 shares of common stock were issued upon this exercise.  In addition, the remaining 1,428,846 of the First Tranche 2012 Warrants were exercised at price of $7.80.  During the year ended December 31, 2010, 183,349 of the Second Tranche 2012 Warrants were issued and 183,349 shares of common stock were issued upon this exercise.

The fair value of the warrants upon issuance totaled $22,921,113, was treated as a discount on the carrying value of the debt, and is being amortized over the life of the loan using the effective interest method. $1,439,790 and $10,949,344 and $4,489,135 were amortized to interest expense for the fiscal years ended December 31, 2010, 2009 and 2008, respectively.   As of December 31, 2010 and December 31, 2009, the unamortized discounts totaled $0 and $1,439,790, respectively.

Debt issuance costs of the $50 million Notes received in 2006, initially $2,954,625, are carried in other assets and are amortized over the life of the loan using the effective interest method. A total of $359,255 and $1,313,024 and $542,438 were amortized to interest expense for the fiscal years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010 and December 31, 2009, unamortized debt issuance costs totaled $0 and $359,255, respectively.

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

On July 28, 2010, the Company entered into a Loan Agreement, dated July 28, 2010 (the “Loan Agreement”) with Abax Emerald Ltd., a Cayman Islands limited company (“Abax”), pursuant to which Abax agreed to provide the Company with up to $15,000,000 in loans (“Abax Loan”). The Abax Loan was to be made pursuant to one or more borrowings (each, an “Advance”) from time to time from the Closing Date (July 28, 2010) to the date falling on the expiration of five (5) months after the Closing Date upon delivering a notice from us to Abax. In lieu of payment of interest in cash on each Advance, the outstanding principal amount thereof accreted in value for the period commencing on the Borrowing Date (the date on which any Advance is made from us to Abax) for such Advance and ending on the day on which such Advance is repaid, at a rate equal to 10% per annum, computed as described in the Agreement. The Loan Agreement provided that the Company could voluntarily prepay any Advance (or portion thereof in an integral of $100,000) at its accreted value at any time upon written notice to Abax. On the Maturity Date (six months after the date of the Agreement), obligated to  repay the remaining outstanding loan not theretofore paid, together with all fees and other amounts payable under the Loan. On July 29, 2010, the company received the $15 million loan from Abax. The Loan was used to pay down certain debt and to support the Company's capital expenditures and working capital. The Abax Loan was fully paid off on December 27, 2010.

On November 22, 2010, the Company entered into a Term Loan Facility Agreement, dated November 22, 2010 (the “CDB Agreement”) with China Development Bank Corporation, Hong Kong Branch (“CDB”) pursuant to which CDB has agreed to provide a USD$35,000,000 loan facility (“Facility A”) and an RMB100,000,000 loan facility (“Facility B,” and collectively with Facility A, the “Facilities”) to the Company (the loans made under Facility A shall be referred to herein as “Facility A Loans” and the loans made under Facility B shall be referred to herein as “Facility B Loans”). The Facility A Loans and the Facility B Loans shall be made pursuant to one or more borrowings from time to time during the period of time from the date of the CDB Agreement to the date falling on the expiration of six (6) months after the date of the CDB Agreement upon delivering a utilization request from the Company to CDB. Interest on Facility A Loans shall be 3% per annum plus LIBOR (as defined in the CDB Agreement). Interest on Facility B Loans shall be 2.5% per annum plus SHIBOR (as defined in the CDB Agreement). The Company is required to repay the Facility A Loans in two (2) equal installments on (i) the date which falls twenty four (24) months after the first utilization date of any loan and (ii) the date which falls thirty six (36) months after the first utilization date of any loan. The Company is required to repay the Facility B Loans in two (2) equal installments on (i) the date which falls twenty four (24) months after the first utilization date of any loan and (ii) the date which falls thirty six (36) months after the first utilization date of any loan.

The CDB Agreement provides that the Company may, upon not less than one month’s prior notice prepay on an Interest Payment Date (as defined in the CDB Agreement) or a Repayment Date (as defined in the CDB Agreement) all or part of any loan (but if in part, in an amount that is an integral multiple of UDS$500,000 in the case of a Facility A Loan or RMB 2,000,000 in the case of Facility B Loan). The CDB Agreement also provides that upon a Change of Control (as defined in the CDB Agreement) of the Company, CDB may, by not less than 30 days notice to the Company, cancel the Facilities and declare all outstanding loans, together with accrued interest and all other amounts to be immediately due and payable.

The Company’s obligations under the CDB Agreement are secured by a pledge of shares of common stock of the Company owned by its Chairman and Chief Executive Officer, Tianfu Yang. On November 22, 2010, Mr. Yang entered into a Security and Pledge Agreement (the “Pledge Agreement”) with CDB, pursuant to which, Mr. Yang has agreed to pledge 7,000,000 shares of common stock to CDB to secure the loans. Under the Pledge Agreement, Mr. Yang may also be obliged to pledge to CDB, under certain circumstances, additional shares of common stock owned by him and, to the extent such additional shares are not sufficient, cash.

Debt issuance costs of $500,000, resulting from the Term Loan Facility Agreement the Company entered into with CDB, are carried in other assets and are amortized over the life of the loan using the straight-line amortization method. A total of $3,196 was amortized to interest expense for the fiscal years ended December 31, 2010. As of December 31, 2010, unamortized debt issuance costs totaled $496,804.

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 14 -Short and long term loans

The Company’s short term loans are comprised of the following:

	December 31, 2010	December 31, 2009

Short term loan – bank	$29,369,120	$38,291,634
Short term loan – noncontrolling shareholders	-	918,342
Short term loan – others	121,360	5,229,653
Total short term loans	$29,490,480	$44,439,629

Short term loans – bank

	December 31, 2010	December 31, 2009

Loan from Citic Bank in city of Wendeng, due June 2010. Monthly interest-only payments at 5.310% per annum, secured by assets	$-	$3,080,700

Loan from Citic Bank in city of Wendeng, due from various dates from May to June 2011. Monthly interest-only payments at 5.310% per annum, secured by assets	3,185,700	-

Loan from Commercial Bank in city of Weihai, due from various dates from August to September 2011. Monthly interest-only payments at 6.107% per annum, secured by assets	1,213,600	-

Loan from Xi'an City Commercial Bank, due September 2010. Monthly interest-only payment at 5.31% per annum, guaranteed loan	-	1,173,600

Loan from Huaxia Bank, due various dates from April to October 2010. Monthly interest-only payment at 6.480% per annum, secured by assets	-	8,802,000

Loan from Bank of Communications, due December 2011. Monthly interest-only payment at 6.116% per annum, guaranteed loan	1,517,000	2,995,614

Loan From Weihai City Commercial Bank, due various dates from August to September 2010. Monthly interest-only payment at 5.841% per annum, secured by assets	-	1,173,600

Loan from Citic Bank, due in January 2011 through December 2011. Average interest from 5.810% per annum, secured by assets and guaranteed loan	6,523,100	6,161,400

Loan from China Merchant Bank, due various dates in June 2011. Monthly interest-only payments from 5.841% to 6.972% per annum, secured by assets and guaranteed by third party	8,495,200	8,215,200

Loan from Bank of Communications, due in June 2011. Benchmark interest rate up by 10%, approximate rate of 6.391% , third party guaranteed loan	1,517,000	1,467,000

Loan from China Zheshang Bank, due in various dates from June to July 2010. Monthly interest-only payment at 5.841% per annum, guaranteed loan.	-	4,401,000

Loan from Bank of China. Monthly interest-only payment at 4% per annum, unsecured, and due upon demand.	849,520	821,520

Loan from China Commercial Bank, due in November 2011. Monthly interest-only payment at 5.097% per annum, guaranteed loan	1,517,000	-

Loan from Huaxia Bank in city of Xi’an, due various dates from February to March 2011. Interest-only payments at 6.972% per annum, secured by assets.	4,551,000

Short term loan – bank	$29,369,120	$38,291,634

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Short term loan – noncontrolling shareholders represent borrowing from its minority shareholders or officers and amounted to $0 and $918,342 as of December 31, 2010 and December 31, 2009, respectively. All amounts are due within one year, uncollaterized and the amount was paid in the form of cash.

The Company’s long term bank loan (see Note 13 for more discussion) as December 31, 2010 and 2009 are as follows:

	December 31, 2010	December 31, 2009

Loan from China Development Bank (see preceding paragraph for detail discussion of the Term Loan Facility terms)	50,070,000	-

Loan from Huaxia Bank in city of Xi’an, due various dates from February 2011 to March 2011. Interest-only payments at 6.48% per annum, secured by assets.	-	4,401,000
	$50,070,000	$4,401,000

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

The above loans are secured by the Company's plants, buildings, land use rights and inventories located within PRC, with carrying net value as follows:

	December 31, 2010	December 31, 2009

Plant in Xi’an, Shaanxi, China	$22,373,129	$18,424,465
Buildings in Xi’an and Weihai, China	2,166,868	6,037,376
Land use rights in Xi’an and Weihai, China	1,122,435	4,742,161
Inventories in Xi’an, Shaanxi, China	9,102,000	8,802,000
Total assets pledged as collateral for bank loans	$34,764,432	$38,006,002

Net interest expense for the fiscal years ended December 31 was comprised of the following:

	2010	2009	2008
Amortization of debt discount	$1,439,790	$10,949,344	$4,489,135
Amortization of debt issuance costs	359,255	1,313,024	542,438
Interest expense	3,401,788	882,014	1,323,761
Interest earned on cash deposits	(718,149)	(917,730)	(830,538)
Interest expense on derivative instrument	-	-	541,018
Foreign currency transaction loss	110,415	88,993	-
Interest expense, net	$4,593,099	$12,315,645	$6,065,814

Note 15 – Due to original shareholders

Due to original shareholders represent the amount that was unpaid for the acquisition of Simo Motor and Weihai, which consisted of the following:
	December 31, 2010	December 31, 2009

Amount due to Simo Motor original shareholders	$-	$27,948,476
Amount due to Weihai original shareholders	758,500	733,500
	$758,500	$28,681,976

The amount due to Simo Motor original shareholders was paid in January 2010 in full. Amount due to Weihai original shareholders is due on demand.

Note 16 – Derivative instrument

The Company's operations are exposed to a variety of global market risks, including the effect of changing currency exchange rates and interest rates. The Company has used a financial derivative to manage these exposures in the past. The Company uses financial derivatives only to hedge exposures in the ordinary course of business and does not invest in derivative instruments for speculative purposes.

Effective April 17, 2007, the Company entered into a cross currency interest rate swap agreement with Merrill Lynch exchanging the LIBOR plus 3.35% variable rate interest payable on the $38 million principle amount or 2012 Notes for a 7.2% (3.6% semi-annually) RMB fixed rate interest.  The agreement required semi-annual payments on March 1 and September 1 through the maturity of the agreement on September 1, 2012.  Merrill Lynch required the Company to deposit $1,000,000 with them to secure the agreement.  The deposit may be increased to $2,500,000 if the exchange rate for RMB to USD falls below 6.5, and to $4,000,000 if the exchange rate falls below 5.5. This swap was designated and qualified as a cash flow hedge. The fair value of this swap agreement at April 02, 2007 (inception date) was a payable of $5,387,487, and on September 16, 2009 (the termination date), was a payable of $9,003,322, respectively. Changes in the fair values of derivative instruments accounted for as cash flow hedges, to the extent they qualify for hedge accounting, are recorded in accumulated other comprehensive income.  For the fiscal year ended December 31, 2009, the Company recorded $3,237,042 as loss on the derivative instrument, respectively, in other comprehensive income (loss).

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Effective September 1, 2009, the whole original swap, with outstanding USD notional of 35,600,000 and outstanding CNY notional of 281,240,000 was unwound with a $9,000,000 premium payment made to Merrill Lynch.  As a result, $9,000,000 was transferred from the accumulated other comprehensive loss into earnings as a loss from termination of the swap.  There were no amounts recorded in the consolidated statements of income in relation to ineffectiveness of this interest swap prior to unwind.

During the fiscal year ended December 31, 2009, the Company paid $1,299,764 as hedging payment and the Company recognized $1,123,778 of loss from derivative transactions.

Changes of cross currency hedge are as follows:

Cross currency hedge payable balance at January 1, 2009	$175,986
Proceeds from cross currency hedge	-
Loss from derivative transactions	1,123,778
Payments for cross currency hedge	(1,299,764)
Cross currency hedge payable balance at December 31, 2009	-
Proceeds from cross currency hedge	-
Loss from derivative transactions	-
Payments for cross currency hedge	-
Cross currency hedge payable balance at December 31, 2010	$-

Note 17 – Additional product sales information

The Company has a single operating segment. The majority of the Company’s revenue was generated from domestic PRC sales.

Summarized financial information concerning the Company’s revenues based on geographic areas for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
China	$406,070,348	$201,611,075	$100,574,378
International	20,410,902	21,623,319	20,245,924
Total sales	426,481,250	223,234,394	120,820,302
Cost of sales - China	277,336,729	133,360,464	62,247,605
Cost of sales - International	13,431,583	13,261,756	11,095,916
Total cost of sales	290,768,312	146,622,220	73,343,521
Gross profit	$135,712,938	$76,612,174	$47,476,781

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

The following tables present the revenue and cost of sales by each major product line in the fiscal year ended December 31, 2010 in comparison with the fiscal year ended December 31, 2009 and 2008.

	Revenues
Product Line	2010	2009	2008
Linear Motors and Related Systems	$76,334,053	$60,640,554	$49,785,537
Specialty Micro-Motors	60,766,922	40,231,091	34,195,658
Rotary Motors
Weihai	93,249,223	72,240,555	27,609,487
Xi’an	188,464,807	44,068,683	-
Others	7,666,245	6,053,511	9,229,620
Total	$426,481,250	$223,234,394	$120,820,302

	Cost of Sales
Product Line	2010	2009	2008
Linear Motors and Related Systems	$30,400,634	$24,684,185	$23,035,347
Specialty Micro-Motors	39,964,248	24,451,557	20,605,970
Rotary Motors
Weihai	82,440,427	64,182,822	24,578,224
Xi’an	133,137,128	30,128,005	-
Others	4,825,875	3,175,651	5,123,980
Total	$290,768,312	$146,622,220	$73,343,521

Note 18 – Business combinations

Acquisition of Xi’an Tech Full Simo Motor Co. Ltd.

On October 2, 2009, HTFE entered into an Equity Acquisition Agreement (the “Agreement”) with Xi’an Simo Electric Co. Ltd. (“Xi’an Simo”) and Shaanxi Electric Machinery Association (“Shaanxi Electric” and collectively with Xi’an Simo, the “Selling Shareholders”) whereby HTFE agreed to acquire (i) 100% of the outstanding shares of Simo Motor, which is 99.94% owned by Xi’an Simo and 0.06% owned by Shaanxi Electric, and (ii) all corresponding assets of Simo Motor, including but not limited to, all of the manufacturing equipment, real-estate, land use rights, stocks, raw materials, automobiles, intellectual property, receivables, other receivables, payables, business contracts and external investments owned by Simo Motor for an aggregate price of approximately $111.6 million (RMB 763.2 million), payable in cash.  The acquisition also included 15 wholly-owned and 8 majority-owned subsidiaries by Simo Motor. As a result, the Company’s ownership to Simo Motor and all subsidiaries averages to 87.2%. The remaining 12.8% is owned by noncontrolling shareholders. On October 13, 2009, the Company completed the acquisition of Simo Motor. As of the closing date, HTFE had completed the registration of the share transfer with the requisite PRC authorities and had obtained the required business registration and transfer of licenses of Simo Motor, all as contemplated by the Agreement. On October 13, 2009, Simo Motor changed its name to Xi’an Tech Full Simo Motor Co. Ltd.

The following table summarizes the net book value and the fair value of the assets acquired and liabilities assumed at the date of acquisition:
	Net Book Value	Fair Value
Cash and cash equivalents	$11,092,963	$11,092,963
Restricted cash	15,641	15,641
Accounts receivable, net	61,945,058	61,945,058
Inventories	65,133,441	65,133,441
Advances on inventory purchases	8,036,296	8,036,296
Other assets, current	4,695,563	4,695,563
Current assets	150,918,962	150,918,962
Property, plant and equipment, net	53,417,013	54,331,338
Intangible assets	5,919,862	13,146,349
Other noncurrent assets	970,465	970,465
Goodwill	-	41,799,976
Total assets	211,226,302	261,167,090

Accounts payable	42,156,368	42,156,368
Short term loan – bank and others	44,088,679	44,088,679
Customer deposits	21,264,239	21,264,239
Tax payable	6,825,557	6,825,557
Accrued liabilities and other liabilities, current	11,047,957	11,047,957
Long term loan, bank	5,868,000	5,868,000
Total liabilities	131,250,800	131,250,800
Noncontrolling interest	17,957,814	17,957,814
Net assets	$62,017,688	$111,958,476

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

The Company accounts for business combinations using the purchase method of accounting. The total consideration paid in an acquisition is allocated to the fair value of the acquired company’s identifiable assets and liabilities. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. The goodwill recognized in conjunction with the acquisition of Simo Motor in October 2009 represents intangible values that Simo has built over its more than 40 years of history, which do not qualify for separate recognitions, or other factors. These values include but are not limited to:

(i)	Expected synergies from combining operations of Simo and the Company;

(ii)	The experienced work force;

(iii)	Thousands of product models and related proprietary technologies; and

(iv)	The proprietary manufacturing processes.

Effective April 1, 2010, as a result of the disposition of the three subdivisions, Simo Motor no longer owns any of the outstanding equity of Tianjin Simo, Science and Technology, Imports and Exports (see Note 3 for more discussion). Goodwill of these three subdivisions in the amount of $964,159 was included in the carrying amount of the reporting unit in determining the gain or loss on disposal.

Goodwill, at the date of the acquisition of Simo Motor, (audited)	$41,799,976
Goodwill, disposed subsidiaries	(964,159)
Effect of foreign currency translation	1,391,814
Goodwill, as of December, 2010 (audited)	$42,227,631

For the above acquisition, the acquirer, HTFE and the acquired subsidiaries of the Company, engaged a third party independent appraiser to evaluate and determine the fair value of major assets acquired. The third party independent appraiser is a certified public accountant under the laws of PRC (the “PRC CPA”). The assets evaluated by the independent appraiser included fixed assets (equipment and buildings), construction in progress, and intangible assets (land use rights).  The PRC CPA conducted an on-site visit, inspected each item, conducted market research and investigation and provided an evaluation report based on certain asset evaluation policies and regulations issued by the Chinese government. The Company’s management used the PRC CPA’s appraisal reports as a reference to assess the fair value of these assets and reported in the financial statements. For current assets, however, the management used the carrying value on the acquisition date.

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Pro Forma

The following unaudited pro forma condensed income statement for the fiscal years ended December 31, 2010, 2009 and 2008 were prepared under generally accepted accounting principles, as if the acquisition of Simo Motor had occurred the first day of the respective periods. The pro forma information may not be indicative of the results that actually would have occurred if the acquisition had been in effect from and on the date indicated.

For the years ended December 31,	2010	2009	2008
Sales	$426,481,250	$349,056,029	$307,128,770
Cost of Goods Sold	290,768,312	239,165,818	216,340,795
Gross Profit	135,712,938	109,890,211	90,787,975
Operating Expenses	42,397,533	33,426,912	32,046,804
Income from Operations	$93,315,405	$76,463,299	$58,741,171
Other expense (Income), net	(847,503)	28,647,572	1,622,183
Income Tax	14,915,151	10,670,392	8,202,957
Net Income before noncontrolling interest	$79,247,757	$37,145,335	$48,916,031
Net Income attributable to controlling interest	$76,815,346	$27,886,504	$44,050,034

Note 19 – Commitments and contingencies

Commitments

The Company enters into non-cancelable purchase commitments with some of its vendors. As of December 31, 2010 and December 31, 2009, the Company was obligated under the non-cancelable commitments to purchase materials totaling to $12,000,496 and $456,174, respectively. These commitments are short-term and expire within one year. The Company has not experienced losses on these purchase commitments over the years.

On August 25, 2010, the Company entered into an agreement with Shelton Technology, LLC.  Under the terms of the agreement, the Company is required to contribute a total of $1 million to AAG prior to December 31, 2011.

On September 8, 2006, HTFE entered into an agreement (“Land Use Agreement”) with Shanghai Lingang Investment and Development Company Limited (“Shanghai Lingang”) with respect to HTFE’s lease and use of 40,800 square meters of State-owned land in the Shanghai Zhuqiao Airport Industrial Zone (the “Site”). The size of the land used by HTFE was later revised to a total of approximately 53,000 square meters. The term of the Land Use Agreement is 50 years and totaled $6.28 million (RMB 42.84 million) (“Fee”), approximately 96.8% or $6.08 million (RMB 41,556,000) of which has been paid with the balance to be paid in installments.

Contingencies

Ten shareholder class action lawsuits have been filed against the Company and/or certain officers and the members of its Board of Directors (the “Board”), in connection with the October 10, 2010 non-binding proposal made by the Company’s Chairman and Chief Executive Officer, Mr. Tianfu Yang, and Baring Private Equity Asia Group Limited to acquire all of the outstanding shares of the Company’s Common Stock  not currently owned by Mr. Yang and his affiliates for $24.00 per share in cash, as further described in the Schedule 13D/A and Exhibits thereto filed on October 12, 2010 (the “Proposal”). Five actions were filed in Nevada state court (Carson City, Clark County, or Washoe County); two actions were filed in Nevada federal district court, and three actions were filed in New York state court.  All of the actions assert claims against the Company and/or members of the Board for allegedly breaching their fiduciary duties in connection with the Proposal, as described further below.

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Guarantee of Third-Party Indebtedness—No Liability Is Recorded

As China only began its economic reform and development of a market economy in the 1980s, its credit evaluation system has had only a very short history and is far less sophisticated than that in the developed countries. Therefore, when an enterprise applies for a loan from a commercial bank, it is difficult for the bank to evaluate the credit risk of the applicant. As an alternative tool, it is a common practice in China for commercial banks to require the applicant find an unrelated third-party in its local economy to provide a loan guarantee for the applicant, which very much serves as a credit check for the bank. In return, and also to avoid risk of having to make payments under the guarantee, such guarantors often require the counterparty to provide similar guarantees on their own debt. Therefore, this type of guarantee is usually cross-guarantee.

For mutual benefit, the Company reached agreements with one third party to provide such cross-guarantee on bank loans as of December 31, 2010.

As of December 31, 2010, the Company is contingently liable as guarantor with respect to $3,034,000 of indebtedness of Baoji Zhongcheng Machinery Co. Ltd. (“Baoji”). The term of the guarantee is through April 2011. At any time through that date, should Baoji be over six months delinquent on its debt payments, the Company will be obligated to perform under the guarantee by primarily making the required payments, including late fees and penalties. The maximum potential amount of future payments that the Company is required to make under the guarantee is the entire default amount, not exceed the loan amount. Baoji is also contingently liable as guarantor for the Company with respect to $4,551,000 of indebtedness. The term of the guarantee is through June 2011.

The Company has evaluated the guarantee and concluded that the likelihood of having to make payments under the guarantee is remote.

Note 20 – Earnings per share

FASB requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share.  Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. The following is a reconciliation of the basic and diluted earnings per share computations:

For the years ended December 31:
	2010	2009	2008
Net income before noncontrolling interest	79,247,757	23,138,195	-
Less: Net income attributable to noncontrolling interest	2,432,411	3,491,414	-
Net income attributable to controlling interest	$76,815,346	$19,646,781	$25,378,699

Weighted average shares used in basic computation	31,102,634	25,568,936	20,235,877
Diluted effect of stock options and warrants	179,431	103,484	1,087,783
Weighted average shares used in diluted computation	31,282,065	25,672,420	21,323,660

Earnings per share - Basic:
Net income before noncontrolling interest	2.55	0.90	1.25
Less: Net income attributable to noncontrolling interest	0.08	0.13	-
Net income attributable to controlling interest	2.47	0.77	1.25
Earnings per share - Diluted:
Net income before noncontrolling interest	2.53	0.90	1.19
Less: Net income attributable to noncontrolling interest	$0.07	$0.13	$-
Net income attributable to controlling interest	$2.46	$0.77	$1.19

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Except for 30,000 stock options at $20.02 per share, all stock options and warrants have been included in the diluted earnings per share calculation for the years ended December 31, 2010, 2009 and 2008.

Note 21 – Shareholders’ equity

Statutory reserves

The laws and regulations of the People’s Republic of China require that before a Sino-foreign cooperative joint venture enterprise distributes profits to its partners, it must first satisfy all tax liabilities, provide for losses in previous years, and make allocations in proportions determined at the discretion of the board of directors, after the statutory reserve.

Surplus reserve fund

The Company is required to transfer 10%-15% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. The Company will transfer at year end 10%-15% of the year’s net income determined in accordance with PRC accounting rules and regulations.

For the fiscal years ended December 31, 2010, 2009 and 2008, the Company transferred $10,259,944, $8,295,429 and $5,559,532, respectively, representing 10% -15% of the net income generated by the Company’s subsidiaries located within PRC determined in accordance with PRC accounting rules and regulations, to this reserve. The remaining reserve to fulfill the 50% registered capital requirement amounted to approximately $38.7 million and $49.7 million as of December 31, 2010 and 2009, respectively.

The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

Warrants

Following is a summary of warrant activity:

Outstanding as of January 1, 2009	2,030,158
Granted	-
Forfeited	-
Exercised	(1,663,461)
Outstanding as of December 31, 2009	366,697
Granted	-
Forfeited	-
Exercised	(183,349)
Outstanding as of December 31, 2010	183,348

Following is a summary of the status of warrants outstanding at December 31, 2010:

Outstanding Warrants			Exercisable Warrants
Exercise Price	Number of Shares	Average Remaining Contractual Life	Average Exercise Price	Number of Shares	Average Remaining Contractual Life
$10.84	183,348	1.67	$10.84	183,348	1.67
Total	183,348			183,348

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Options

On November 30, 2009, the Company granted options to an independent director to purchase an aggregate of 30,000 shares of the Company's common stock, at an exercise price of $20.02 per share, the closing price of the Company’ s common stock on November 30, 2009. The fair values of stock options granted to employees and the independent directors were estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Expected	Expected	Dividend	Risk Free	Grant Date
	Life	Volatility	Yield	Interest Rate	Fair Value
Employees - 2006	5.0 yrs	66%	0%	4.13%	$8.10
Directors - 2006	5.0 yrs	66%	0%	4.13%	$8.10
Executives - 2007	3.0 yrs	77%	0%	4.50%	$15.60
Directors - 2009	3.0 yrs	70%	0%	1.15%	$20.02

Following is a summary of stock option activity:

	Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding as of December 31, 2008	694,583	$10.27	$-
Granted	30,000	20.02	-
Forfeited	(25,000)	12.40	-
Exercised	(344,583)	7.15	-
Outstanding as of December 31, 2009	355,000	$13.97	$2,333,600
Granted	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Outstanding as of December 31, 2010	355,000	$13.97	$1,199,900

Following is a summary of the status of options outstanding at December 31, 2010:

Outstanding Options			Exercisable Options
Exercise Price	Number	Average Remaining Contractual Life	Average Exercise Price	Number	Average Remaining Contractual Life
$8.10	95,000	0.10	$8.10	95,000	0.10
$15.60	230,000	1.96	$15.60	230,000	1.96
$20.02	30,000	3.92	$20.02	20,000	3.92
Total	355,000			345,000

On July 12, 2007, the Company’s CEO transferred 280,000 of his own shares to the Company employees and consultants. The shares vest over 5 to 10 years starting July 12, 2007. The Company valued the shares at $13.73 per share, based on the average price for the immediately preceding fifteen consecutive trading days before June 16, 2007, the date when the Company and HTFE entered into the asset purchase agreement with Harbin Taifu Auto Electric Co., Ltd., the trading price of the stock on the date of transfer, as a capital contribution totaling $3,844,904 by the CEO, the value was amortized over the vesting period.

See report of independent registered public accounting firm.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

For the Fiscal years ended December 31, 2010, 2009 and 2008, stock compensation expense related to options issued amounted to $994,779, $1,211,037 and $1,782,454, respectively.

Note 22 – Employee pension

Regulations in the People’s Republic of China require the Company to contribute to a defined contribution retirement plan for all employees. All Joint Venture employees are entitled to a retirement pension amount calculated based upon their salary at their date of retirement and their length of service in accordance with a government managed pension plan. The PRC government is responsible for the pension liability to the retired staff. The employee pension in Harbin generally includes two parts: the first part to be paid by the Company is 20% of the employees’ actual salary in the prior year. If the average salary falls below $1,165 for each individual, $1,165 will be used as the basis. The other part, paid by the employees, is 8% of actual salary with the same minimum requirement. The Company made contributions to employment benefits, including pension, of $3,640,677, $334,394, and $261,847 for the fiscal years ended December 31, 2010, 2009 and 2008, respectively.

Note 23 - Related party transaction

The Company made an advance of $1,517,000 to an entity, Tai Fu Industrial, Co., Ltd., owned by the Company’s Chairman on December 28, 2010. The purpose of the advance was to accommodate an urgent cash need of a transaction for this related entity. As of December 31, 2010, the advances had been repaid to the Company.

Note 24 – Subsequent events

The Company has performed an evaluation of subsequent events through the date these consolidated financial statements were issued to determine whether the circumstances warranted recognition and disclosure of those events or transactions in the consolidated financial statements as of December 31, 2010.

Note 25 – Quarterly Data (Unaudited)

Year ended December 31, 2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year (audited)
(in $,000s except earnings per share)
Revenue	$105,485	$105,436	$109,354	$106,206	$426,481
Gross profit	$35,742	$35,332	$33,574	$31,065	$135,713
Net income	$22,906	$25,676	$17,862	$12,804	$79,248
Basic net income per share	$0.74	$0.83	$0.57	$0.44	$2.55
Diluted net income per share	$0.73	$0.82	$0.57	$0.44	$2.53
Net income attributable to controlling interest	$20,554	$25,675	$17,873	$12,713	$76,815
Basic net income per share	$0.66	$0.83	$0.58	$0.44	$2.47
Diluted net income per share	$0.66	$0.82	$0.57	$0.44	$2.46

Year ended December 31, 2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year (audited)
(in $,000s except earnings per share)
Revenue	$30,725	$38,363	$46,932	$107,214	$223,234
Gross profit	$10,924	$12,863	$16,761	$36,064	$76,612
Net income	$8,654	$(5,419)	$(1,908)	$21,811	$23,138
Basic net income (loss) per share	$0.39	$(0.24)	$(0.07)	$0.71	$0.90
Diluted net income (loss) per share	$0.39	$(0.24)	$(0.07)	$0.70	$0.90
Net income (loss) attributable to controlling interest	$8,654	$(5,419)	$(1,908)	$18,320	$19,647
Basic net income (loss) per share	$0.39	$(0.24)	$(0.07)	$0.59	$0.77
Diluted net income (loss) per share	$0.39	$(0.24)	$(0.07)	$0.59	$0.77

See report of independent registered public accounting firm.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To The Board of Directors

Harbin Electric, Inc. and Subsidiaries

We consent to the use of our reports dated March 15, 2011, with respect to the consolidated balance sheets of Harbin Electric, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010 and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Harbin Electric, Inc.  We also consent to the incorporation by reference in the registration statement on Form S-3 (No. 333-159507), Form S-3/A (No. 333-148908), Form S-3/A (No. 333-166183) and Form S-8 (No. 333-140583)

/S/
Brea, California
September _, 2011

Exhibit 31.1

CERTIFICATION

I, Tianfu Yang, certify that:

(1)	I have reviewed this Annual Report on Form 10-K/A of Harbin Electric, Inc., for the fiscal year ended December 31, 2010.

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15a-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles:

c.
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September _, 2011

Name:	Tianfu Yang
Title:	Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Zedong Xu, certify that:

(1)	I have reviewed this Annual Report on Form 10-K/A of Harbin Electric, Inc., for the fiscal year ended December 31, 2010.

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15a-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles:

c.
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September _, 2011

Name:	Zedong Xu
Title:	Chief Financial Officer

Exhibit 32.1

Certification
Pursuant to 18 U.S.C. Section 1350,
As Adopted
Pursuant to Section 906 of the
Sarbanes - Oxley Act of 2002

In connection with the Annual Report of Harbin Electric, Inc. (the “Company”), on Form 10-K/A for the year ended December 31, 2010 as filed with the Securities and Exchange Commission (“SEC”) on the date hereof (the “Report”), each of the undersigned of the Company, certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	the Report fully complies, in all material respects, with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Name:	Tianfu Yang
Title:	Chief Executive Officer

September _, 2011

Name:	Zedong Xu
Title:	Chief Financial Officer

September _, 2011

A signed original of this written statement required by Section 906 of the Sarbanes Oxley Act of 2002 has been provided to the Company and will be retained by the Company and will be furnished to the SEC or its staff upon request. This exhibit is not “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 but is instead furnished as provided by applicable rules of the SEC.